Form 1
Page 1
Execution Page

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY)
08/07/14

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BATS Y-Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)


14035104

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Y-Exchange, Inc. (Title) (212) 378-8520 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
17 State Street
New York, NY 10005

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 7/30/09 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 08/07/14 (MM/DD/YY)

BATS Y-Exchange, Inc. (Name of Applicant)

By: [signature] (Signature)

Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 7th day of August (Month), 2014 (Year) by [signature] (Notary Public)

My Commission expires 03-27-16 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NOTARY PUBLIC STATE OF KANSAS
TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03-27-16

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. <u>BATS Global Markets, Inc.</u>

1. *Name*: BATS Global Markets, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214
2. *Form of organization*: Corporation.
3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets, Inc. owns 100% of the outstanding common stock of BATS Global Markets Holdings, Inc., which is the Exchange's 100% owner.

5. *Brief description of business or functions:* BATS Global Markets, Inc. is the ultimate parent company through which the ultimate owners of the Exchange indirectly hold their ownership interest in the Exchange and its affiliates.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Joe Ratterman
- David Cummings
- Michael Richter
- Alan Freudenstein
- Jose Marques
- John McCarthy
- John Comerford
- Daniel Keegan
- Bina Kalola
- Paul Atkins
- Robert Jones
- Brett Redfearn
- Christopher Mitchell
- Jamil Nazarali
- Darren Cohen

Current Officers

- Joe Ratterman (CEO, President)
- Chris Isaacson (Executive Vice President, Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Mark Hemsley (Executive Vice President)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Tami Schademann (Executive Vice President)

Compensation Committee

- Michael Richter
- Jose Marques

- Bina Kalola
- Daniel Keegan

Audit Committee
- Michael Richter
- John Comerford
- Alan Freudenstein

Nominating and Corporate Governance Committee
- John McCarthy
- David Cummings
- Alan Freudenstein

Technology Advisory Committee
- John Comerford
- Daniel Keegan
- John McCarthy

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. BATS Global Markets Holdings, Inc.

1. *Name*: BATS Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Joe Ratterman

Current Officers

- Joe Ratterman (Chief Executive Officer, President)
- Eric Swanson (Secretary)
- Brian N. Schell (Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Direct Edge Holdings LLC

1. *Name*: Direct Edge Holdings LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on June 5, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets, Inc., the Exchange's ultimate parent, owns 100% of the outstanding common stock of Direct Edge Holdings LLC.

5. *Brief description of business or functions:* Direct Edge Holdings LLC is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - None

   Current Officers

   - Joe Ratterman (Chief Executive Officer, President)
   - Eric Swanson (General Counsel, Secretary)
   - Brian N. Schell (Chief Financial Officer, Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Direct Edge, Inc.

1. *Name*: Direct Edge, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware the General Corporation Law of the State of Delaware on July 22, 2010.

4. *Brief description of nature and extent of affiliation*: Direct Edge Inc. is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Direct Edge Inc. is an intermediate holding company. Direct Edge Inc. is the sole shareholder of EDGA Exchange, Inc. and EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman

   Current Officers
   - Joe Ratterman (Chief Executive Officer, President)
   - Eric Swanson (Secretary)
   - Brian N. Schell (Chief Financial Officer)
   - Chris Isaacson (Chief Information Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E. BATS Exchange, Inc.

1. *Name*: BATS Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Exchange, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - James Selway
   - Chris Isaacson
   - Brett Redfearn
   - Peter Wallison
   - David Roscoe
   - Harry Temkin
   - Sandy Kemper
   - Scott Wagner
   - Chris Concannon
   - Jill Sommers
   - Adam Nunes

   Current Officers
   - Joe Ratterman (Chief Executive Officer, President)
   - Chris Isaacson (Executive Vice President, Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
   - Phillip Ratterman (Vice President, Core Software Engineering)

- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity & Member Services)
- Jim Gorman (Vice President, Communications)
- Stacie Fleming (Vice President, Communications)

Standing Committees

Compensation Committee
- Peter Wallison
- Sandy Kemper
- Harry Temkin

Audit Committee
- Scott Wagner
- David Roscoe
- Chris Concannon

Regulatory Oversight Committee
- Jill Sommers
- Sandy Kemper
- Peter Wallison

Appeals Committee
- Brett Redfearn
- James Selway
- Scott Wagner

Executive Committee
- Joe Ratterman
- Sandy Kemper
- David Roscoe

- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. <u>EDGA Exchange, Inc.</u>

1. *Name*: EDGA Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* EDGA Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Joe Ratterman
   - James Selway
   - Chris Isaacson
   - Brett Redfearn
   - Peter Wallison
   - David Roscoe
   - Harry Temkin
   - Sandy Kemper
   - Scott Wagner
   - Chris Concannon
   - Jill Sommers
   - Adam Nunes

Current Officers

- Joe Ratterman (Chief Executive Officer, President)
- Chris Isaacson (Executive Vice President, Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Tami Schademann (Executive Vice President, Chief Regulatory Officer)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Phillip Ratterman (Vice President, Core Software Engineering)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity & Member Services)
- Jim Gorman (Vice President, Communications)
- Stacie Fleming (Vice President, Communications)

Standing Committees

Compensation Committee

- Peter Wallison
- Sandy Kemper
- Harry Temkin

Audit Committee

- Scott Wagner
- David Roscoe
- Chris Concannon

Regulatory Oversight Committee

- Jill Sommers
- Sandy Kemper
- Peter Wallison

Appeals Committee
- Brett Redfearn
- James Selway
- Scott Wagner

Executive Committee
- Joe Ratterman
- Sandy Kemper
- David Roscoe
- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.*

G. EDGX Exchange, Inc.

1. *Name*: EDGX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* EDGX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - James Selway
   - Chris Isaacson
   - Brett Redfearn

- Peter Wallison
- David Roscoe
- Harry Temkin
- Sandy Kemper
- Scott Wagner
- Chris Concannon
- Jill Sommers
- Adam Nunes

Current Officers

- Joe Ratterman (Chief Executive Officer, President)
- Chris Isaacson (Executive Vice President, Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Tami Schademann (Executive Vice President, Chief Regulatory Officer)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Phillip Ratterman (Vice President, Core Software Engineering)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity & Member Services)
- Jim Gorman (Vice President, Communications)
- Stacie Fleming (Vice President, Communications)

Standing Committees

Compensation Committee

- Peter Wallison
- Sandy Kemper
- Harry Temkin

Audit Committee

- Scott Wagner
- David Roscoe
- Chris Concannon

Regulatory Oversight Committee

- Jill Sommers
- Sandy Kemper
- Peter Wallison

Appeals Committee

- Brett Redfearn
- James Selway
- Scott Wagner

Executive Committee

- Joe Ratterman
- Sandy Kemper
- David Roscoe
- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. BATS Trading, Inc.

1. *Name*: BATS Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: BATS Trading, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. BATS Trading, Inc. provides routing of orders from the Exchange

and BATS Y-Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Chris Isaacson
   - Tami Schademann

   Current Officers
   - Chris Isaacson (President)
   - Tami Schademann (Chief Compliance Officer, Secretary)
   - Brian N. Schell (FINOP, Treasurer)
   - Jeromee Johnson (VP, Options)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Direct Edge ECN LLC (d/b/a DE Route)

1. *Name*: Direct Edge ECN LLC (d/b/a DE Route)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2005.

4. *Brief description of nature and extent of affiliation*: DE Route is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* DE Route is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. DE Route provides routing of orders from EDGA Exchange, Inc. and EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges,

automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - Brian N. Schell (Chief Financial Officer/FinOp/Treasurer)
   - Neil Meislick (Chief Compliance Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. <u>Omicron Holdings Corp.</u>

1. *Name*: Omicron Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner, owns 100% of the common stock of Omicron Holdings Corp.

5. *Brief description of business or functions*: Omicron Holdings Corp. is a Delaware corporation established to hold Omicron Acquisitions Corp. and Omicron Intermediate Holdings Corp. potential future operating entities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Joe Ratterman
- Mark Hemsley

Current Officers
- Mark Hemsley (President and Treasurer)
- Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Omicron Intermediate Holdings Corp.

1. *Name*: Omicron Intermediate Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Intermediate Holdings Corp. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Omicron Intermediate Holdings Corp. is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Joe Ratterman
- Mark Hemsley

Current Officers
- Mark Hemsley (President and Treasurer)
- Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Omicron Holdings Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Mark Hemsley

   Current Officers
   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

M. BATS Trading Limited

1. *Name*: BATS Trading Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: BATS Trading Limited is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Trading Limited is recognized as a Recognised Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Mark Hemsley
- Adam Eades
- John Woodman
- Anthony Whalley
- William Eldridge
- Virginie Saade
- Rebecca Fuller
- Paul Hilgers
- Julian Corner

Current Officers

- Mark Hemsley (CEO)
- Antonio Amelia (Secretary)
- Jill Griebenow (CFO)
- Adam Eades (Chief Legal and Regulatory Officer)
- Jerry Avenell (Co-Head Sales)
- Alex Dalley (Co-Head Sales)
- Guy Simpkin (Head of Business Development)
- David Howson (COO)

Standing Committees

Audit, Risk and Compliance Committee

- William Eldridge

- Anthony Whalley
- Rebecca Fuller

Remuneration Committee
- John Woodman
- Anthony Whalley
- Rebecca Fuller

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Chi-X Europe Limited

1. *Name*: Chi-X Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales. It changed its name to Chi-X Europe Limited on July 2, 2007.

4. *Brief description of nature and extent of affiliation*: Chi-X Europe Limited is wholly-owned by BATS Trading Limited which, in turn, is indirectly wholly owned by BATS Global Markets, Inc.

5. *Brief description of business or functions*: Chi-X Europe Limited is authorised in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by BATS Trading Limited

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Mark Hemsley
- Adam Eades
- John Woodman

Current Officers

- Mark Hemsley (CEO)
- Antonio Amelia (Secretary)
- Jill Griebenow (CFO)
- Adam Eades (Chief Legal and Regulatory Officer)
- Jerry Avenell (Co-Head Sales)
- Alex Dalley (Co-Head Sales)
- Guy Simpkin (Head of Business Development)
- David Howson (COO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. BATS FX, Inc.

1. *Name*: BATS FX, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 17, 2012.

4. *Brief description of nature and extent of affiliation*: BATS FX, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS FX, Inc. was created to operate a global foreign exchange market, but remains dormant at this time.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Joe Ratterman

   Current Officers

   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Blue Merger Sub Inc.

1. *Name*: Blue Merger Sub Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: As of January 31, 2014, Blue Merger Sub Inc. ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: On January 31, 2014, Blue Merger Sub, Inc. was merged with and into BATS Global Markets Holdings, Inc. (f/k/a BATS Global Markets, Inc.), with BATS Global Markets Holdings, Inc. surviving, resulting in Blue Merger Sub, Inc. ceasing to exist.

Q. Delta Merger Sub LLC

1. *Name*: Delta Merger Sub LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: As of January 31, 2014, Delta Merger Sub LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* On January 31, 2014, Delta Merger Sub LLC was merged with and into Direct Edge Holdings LLC, with Direct Edge Holdings LLC surviving, resulting in Delta Merger Sub LLC ceasing to exist.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity.
2. Application for approval as a person associated with a member, participant or subscriber of the entity.
3. Any other similar materials.

Response:

Attached please find the following documents:

1. Application Checklist, Membership Application, Statutory Disqualification Notice, Clearing Letter of Guarantee
2. User Agreement
3. Securities Routing Agreement
4. Market Maker Registration Application
5. User Agreement Addendum to Permit Volume Attribution
6. Retail Member Organization Application
7. Sponsored Access Information, Sponsoring Member Consent and Sponsored Participant Agreement
8. Service Bureau Information, Service Bureau Port Fee Agreement and Service Bureau Agreement
9. BATS Global Markets Holdings, Inc. Data Agreement, Data Feed Order Form and System Description, List of Affiliates, Subscriber Agreement, Service Facilitator List, External Controlled Data Distribution Trial Addendum
10. Academic Use of BATS Historical Data Terms and Conditions
11. BATS Global Markets Holdings, Inc. Extranet Agreement

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member

BATS Y-Exchange, Inc.
Membership Application and Agreements

In order to join BATS Y-Exchange, Inc., an applicant Broker-Dealer ("Applicant") must complete and submit all materials listed on the Application Checklist below, to: BATS Y-Exchange, Inc. Attn: Membership Services, 8050 Marshall Drive, Suite 120, Lenexa, KS 66214.

MEMBERSHIP CHECKLIST
☐ Membership Application (pages 2-5)
☐ Statutory Disqualification Notice (page 6)
☐ Clearing Letter of Guarantee (only if you are not self-clearing) (page 7)
☐ User Agreement (pages 8-13)
☐ Routing Agreement (pages 14-17)
☐ Three Party Service Bureau Agreement, if applicable (page 18)
☐ Most recent signed and notarized Form BD, including schedules & disclosure reporting pages
☐ A Form U-4 for each officer, director and equity holder who owns 5% or more of Applicant's outstanding equity interests, if not available on WebCRD®.
☐ Most recent audited annual financial statements, if applicable, including Independent Auditors' Report on Internal Control, and unaudited financial statements as of the last month end
☐ FOCUS Reports since last annual audit
☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreement or Operating Agreement; or similar documentation
☐ A list of all authorized traders the Applicant will be registering with BATS Y-Exchange, Inc.

Note: All application materials sent to BATS Y-Exchange, Inc. (the "Exchange") will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.6. If you have questions on completing the application, you may direct them to Membership Services at membershipservices@bats.com or 913-815-7002. In addition, please refer to the Exchange's website at www.batstrading.com for additional information regarding the membership process.

GENERAL INFORMATION		
Date:	SEC BD Registration #:	CRD #:
Name of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:
BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT		BILLING CONTACT	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:
COMPLIANCE CONTACT		**TECHNICAL CONTACT**	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:
TRADING CONTACT		**SUPERVISOR OF AUTHORIZED TRADERS**	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietorship

State of Organization:______________________ Federal Employer ID Number:______________________

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Firm Proprietary Trading

☐ Other: ______________________________

*Please contact Membership Services for more information on becoming a Market Maker on the Exchange.

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)

- ☐ BATS Exchange, Inc. (BATS)
- ☐ Chicago Board Options Exchange (CBOE)
- ☐ C2 Options Exchange
- ☐ Chicago Stock Exchange (CHX)
- ☐ DirectEdge (EDGA)
- ☐ DirectEdge (EDGX)
- ☐ Financial Industry Regulatory Authority (FINRA)
- ☐ International Securities Exchange (ISE)
- ☐ NASDAQ (NQX)
- ☐ NASDAQ BX (BX)
- ☐ NASDAQ PHLX (PHLX)
- ☐ National Stock Exchange (NSX)
- ☐ New York Stock Exchange (NYSE)
- ☐ NYSE Arca, Inc. (ARCA)
- ☐ NYSE MKT

Name of Applicant's Designated Examining Authority (DEA): ____________________

ADDITIONAL INFORMATION

Discuss any recent events or changes that are not reflected in the Applicant's Form BD and U-4(s) (and amendments thereto) that are submitted with this Application (attach an additional sheet if more space is needed):

State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA (formerly NASD) or any other regulator. If any material deficiencies were revealed, please explain (attach an additional sheet if more space is needed):

SEC: ____________________

FINRA: ____________________

Other: ____________________ Name of regulator: ____________________

Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17-a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If so, please explain:

Does Applicant carry a Broker's Blanket and Fidelity Bond? ☐ Yes ☐ No

If so, please state the following:

Name of insurance carrier: ____________________

Amounts of coverage: ____________________

Effective date of the bond: ____________________

AML COMPLIANCE OFFICER

Pursuant to Exchange Rule 5.6, each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If Applicant is a Member of FINRA required to comply with FINRA Rule 3310 (formerly NASD Rule 3011), notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA Rule.

Name:		Title:
Business Address:		
Phone:	Fax:	Email:

PRINCIPAL REGISTRATION

The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two (2) Series 24 qualified Principals. A Limited Size Proprietary Firm is required to register at least one (1) Series 24 qualified Principal. A "Principal" is any individual responsible for supervising the activities of a Member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. In addition, the Exchange requires each Member to register a Series 27 qualified FINOP with the Exchange. See Exchange Rule 2.5, Interpretation and Policy .01 for additional information regarding principal registration. Please indicate below the individuals that the Member intends to register with the Exchange, to comply with these requirements.

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name:		CRD #:
Business Address:		
Phone:	Fax:	Email:

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name:		CRD #:
Business Address:		
Phone:	Fax:	Email:

DESIGNATED SERIES 27 LICENSED PRINCIPAL

Name:		CRD #:
Business Address:		
Phone:	Fax:	Email:

[Remainder of page intentionally left blank.]

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the exchange.

(3) The exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange of any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

____
Applicant Broker-Dealer

____
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor

____
Date

____
Printed Name

____
Title

BATS Y-Exchange, Inc.
Statutory Disqualification Notice

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), BATS Y-Exchange, Inc. ("Exchange") may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ **Check here if you DO NOT have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.**

☐ **Check here if you DO have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.***

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
1. Name and social security number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

_______________________________ _______________________

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor | Date

_______________________________ _______________________

Printed Name | Title

NOTICE OF CONSENT – To be completed by Clearing Member of Applicant Broker-Dealer

In connection with the qualification of ________________________________ ("Member") as a member of BATS Y-Exchange, Inc. ("Exchange") and pursuant to Exchange Rule 11.15, as may be amended or re-numbered from time to time, the undersigned Clearing Firm represents that it is a member of the Exchange and the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The undersigned Clearing Firm accepts full responsibility for clearing and settling any and all transactions made by the Member and/or such persons having access to the Exchange pursuant to a sponsorship arrangement with the Member to the extent such transactions are executed on the Exchange or on other markets after being routed away from the Exchange.

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to Exchange Rules and may be relied upon by Exchange. This Notice of Consent shall be subject to Exchange Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Firm.

____
Clearing Firm (Broker-Dealer Name)

____
NSCC Clearing #

____
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Firm

____
Printed Name/Title

____
Date

BATS Y-Exchange, Inc.
User Agreement

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Y-Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Exchange"), and the user referenced below ("User").

1. **Term of the Agreement.** This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. **Services.** Subject to the terms and conditions of this Agreement, User will have the right to access Exchange to enter orders on Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book (collectively, the "Services"). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by Exchange to continue any aspect in its current form. Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use Exchange in accordance with Certificate of Incorporation, Bylaws, Rules and Procedures of Exchange, as amended from time to time (the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. Exchange reserves the right to modify or change the Services provided Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. **Compliance.** Except as otherwise provided herein, with respect to all orders submitted to Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use Exchange only if and when it is duly authorized to use Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use Exchange in compliance with, Exchange Rules; (iii) it is and will remain responsible for its use of Exchange and the use of Exchange by any of its employees, customers or agents or, if User is a member of Exchange, by any person which has entered into a sponsorship arrangement with User to use Exchange (a "Sponsored Participant"); (iv) it will maintain and keep current a list of all authorized traders who may obtain access to Exchange on behalf of User and/or any Sponsored Participant(s); and (v) it will familiarize User's authorized traders with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to Exchange.

4. **Monitoring.** User acknowledges and agrees that Exchange will monitor the use of Exchange by User for compliance with all applicable laws and regulations, including, without limitation, Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. **Settlement of Transactions.** User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with the Exchange's Clearly Erroneous Executions Rule (Exchange Rule 11.17, as may be amended or re-numbered from time to time).

6. **Sponsored Participants.** Notwithstanding Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of Exchange, as a condition to initiating and continuing access to Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of Exchange establishing proper relationship(s) and account(s) through which User may trade on Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in Exchange Rules.

7. **Connectivity.** User is solely responsible for providing and maintaining all necessary electronic communications with Exchange, including, wiring, computer hardware, software, communication line access, and networking devices.

8. **Market Data.** User hereby grants to Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into Exchange ("User's Data") for the following purposes: for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of Exchange); and for use within Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such market data products are provided in an aggregate manner that does not directly or indirectly identify User as the source of the information; and (ii) fees for any such market data product are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. Subject to the foregoing license, as between Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize Exchange to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or Exchange will not violate any applicable law or regulation.

9. **Restrictions on Use; Security.** Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to Exchange to any other entity or to any individual that is not User's employee, customer, agent or Sponsored Participant. User accepts full responsibility for its employees', customers', agents' and Sponsored Participants' use of Exchange, which use must comply with Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to Exchange, including unauthorized entry of information into Exchange, or the information and data made available therein. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by Exchange that results in unauthorized access by other parties. User may not sell, lease, furnish or otherwise permit or provide access to any data feed containing quotation or trade information from Exchange ("Exchange Data") to any other person or to any other office or place unless it signs and complies with a separate BATS Global Markets Holdings, Inc. Data Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. Exchange shall not include in the operation of Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. **Information.**

(a) <u>Confidentiality</u>. Both parties acknowledge that: (i) Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) <u>Disclosure</u>. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. Clearly Erroneous Trade Policy. User has read and agrees to the terms stipulated in Exchange Rule 11.17 (Clearly Erroneous Executions), as Exchange may amend or re-number from time to time.

12. Corporate Names; Proprietary Rights. Exchange and User each acknowledge and agree that Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. Fees. By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in Exchange Rules or posted on Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, Exchange reserves the right to change its fee schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. DISCLAIMER OF WARRANTY. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH EXCHANGE; AND (ii) EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER EXCHANGE,

NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. Indemnification by User. User agrees to indemnify and hold harmless Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with Exchange were in violation of any state or federal securities law or Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from Exchange's willful misconduct, fraud or breach of Exchange's obligations under this Agreement.

18. Indemnification by Exchange. Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. Termination. User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, Exchange may suspend or terminate the Services to User immediately if it determines, in Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that Exchange determines to be detrimental to Exchange or its members; (iii) User poses a credit risk to Exchange; (iv) User is selling, leasing, furnishing or otherwise permitting or providing access to Exchange Data without the prior approval of Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

20. Acknowledgement of SRO Obligations. Exchange represents: (i) that Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that Exchange, as a self-regulatory organization, comply with the Act; and (iv) that Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of Exchange. Accordingly, User agrees that Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. **Assignment.** User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without Exchange's prior approval, which will not be unreasonably withheld. Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. **Force Majeure.** Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. **Arbitration.** In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. **Amendment.** Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that Exchange distributed the initial notice. Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this

Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

User:______________________________

Signature:__________________________

Printed Name:_______________________

Title:______________________________

Select type of User:

☐ Exchange Member

☐ Sponsored Participant

If Sponsored Participant, name of Sponsoring Member: ______________________

BATS Y-Exchange, Inc.

Signature:__________________________

Printed Name: Tamara Schademann

Title: SVP, Chief Regulatory Officer

Date: ______________________________

Provided that User is a Member or Sponsored Participant of a Member of BATS Y-Exchange, Inc. ("Exchange") and subject to a valid, ongoing User Agreement with Exchange, BATS Trading, Inc. (hereinafter "BATS Trading"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Act"), agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this agreement (the "Routing Agreement") and any applicable rules and interpretations of Exchange Rules. Whereas BATS Trading provides certain order routing services for Exchange, and User desires to use the order routing facilities of Exchange, for good and valuable consideration, User and BATS Trading agree as follows:

1. **Routing Services.** BATS Trading, a wholly owned subsidiary of BATS Global Markets Holdings, Inc., agrees to act as agent for User for routing orders entered into Exchange to the applicable market centers or broker-dealers for execution, whenever such routing is at User's request, and is permitted in accordance with Exchange Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of Exchange Rules. In the event of a conflict between the Exchange Rules and this Routing Agreement, the Exchange Rules shall prevail.

2. **Orders Not Eligible For Routing Services.** User agrees that BATS Trading will not handle or otherwise route any orders that are not eligible for order routing in accordance with Exchange Rules.

3. **Cancellation; Modification Of Orders.** User agrees that any requests regarding cancellation or modification of orders shall be subject to Exchange Rules. User understands that the Exchange Rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside Exchange will be processed by BATS Trading subject to the applicable trading rules of the relevant market center.

4. **Transmission Of Order Instructions.** User agrees that all orders on its behalf must be transmitted to BATS Trading through Exchange. User agrees that Exchange is its exclusive mechanism for purposes of transmitting orders on its behalf to BATS Trading and for receiving notice regarding such orders. BATS Trading shall be entitled to rely upon and act in accordance with any order instructions received from Exchange on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this Routing Agreement shall be reported by BATS Trading to Exchange. User shall be notified of such executions through Exchange.

5. **Clearance And Settlement.** User agrees that all transactions executed on its behalf shall be processed in accordance with Exchange Rules. If User is a Member, User agrees that orders executed on its behalf by BATS Trading shall be automatically processed by Exchange for clearance and settlement on a locked-in basis. If User is a Sponsored Participant, User agrees that all orders executed on its behalf by BATS Trading shall be cleared and settled, using the relevant sponsoring Exchange Member's mnemonic (or its clearing firm's mnemonic, as applicable) and such Exchange Member retains responsibility for the clearance and settlement of all such orders.

6. **Information.**

(a) Confidentiality. Both parties acknowledge that each party to this Routing Agreement may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Routing Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. BATS Trading will not disclose the identity of User or User's customers to any of Exchange's other Members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over BATS Trading, Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Routing Agreement. If applicable, User may not disclose any data or compilations of data made available to User by BATS Trading without the express, prior written authorization of BATS Trading. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

7. **Term Of Agreement.** This Routing Agreement will be effective as of the date executed by BATS Trading on the signature page hereof and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. BATS Trading may terminate this Routing Agreement with written notice if: (i) User is in breach of this Routing Agreement for any reason; (ii) any representations made by User in connection with this Routing Agreement or the User Agreement are or become false or misleading; or (iii) User is no longer a Member or Sponsored Participant of Exchange or otherwise authorized to access Exchange. Upon the termination of this Routing Agreement or the User Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Routing Agreement for any reason: 6, 8, 9, 10, 11, 12, 15 and 17. In no event will termination of this Routing Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

8. **Indemnity.** User agrees to indemnify, defend and hold BATS Trading harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of its obligations under this Routing Agreement or otherwise from its use of BATS Trading routing services, unless such claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies arise from BATS Trading's willful misconduct, fraud or breach of BATS Trading's obligations under this Routing Agreement.

9. **Indemnification by BATS Trading.** BATS Trading agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the order routing services of BATS Trading, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. **DISCLAIMER OF WARRANTY.** ROUTING SERVICES ARE PROVIDED "AS-IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY BATS TRADING, EXCHANGE OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

11. **NO LIABILITY FOR TRADES.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT BATS TRADING IS NOT LIABLE UNDER THIS ROUTING AGREEMENT TO ANY PERSON (INCLUDING

WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, NEITHER BATS TRADING, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF BATS TRADING TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY USER OR THE MEMBER SPONSORING USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, BATS TRADING AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

12. **NO CONSEQUENTIAL DAMAGES.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL BATS TRADING OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF BATS TRADING, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BATS TRADING AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

13. **Assignment.** User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without BATS Trading's prior approval, which will not be unreasonably withheld. BATS Trading may, as permitted by the Act, assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

14. **Force Majeure.** Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither BATS Trading nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

15. **Arbitration.** In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Routing Agreement or the breach thereof will be resolved and settled by arbitration under the auspices of FINRA Dispute Resolution or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

16. **Amendment.** BATS Trading, or Exchange on its behalf, may amend any term or condition of this Routing Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members of the Exchange generally). User may object in writing to the proposed amendment by

providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response shall be received no later than sixty (60) days after the date that Exchange distributed the initial notice. BATS Trading, or Exchange on its behalf, will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the routing services provided by BATS Trading after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Routing Agreement, and no modification to this Routing Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

17. Miscellaneous. All notices or approvals required or permitted under this Routing Agreement must be given in writing to BATS Trading at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, or to User at its last reported principal office address. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 15 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Routing Agreement. If any provision of this Routing Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Routing Agreement. This Routing Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between BATS Trading and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Routing Agreement to be executed by their duly authorized officers.

User:____________________

Signature:____________________

Printed Name:____________________

Title:____________________

Select type of User:

☐ Exchange Member

☐ Sponsored Participant

If Sponsored Participant, name of Sponsoring

Member: ____________________

BATS Trading, Inc.

Signature:____________________

Printed Name: Tamara Schademann

Title: Chief Compliance Officer

Date: ____________________

BATS Y-Exchange, Inc.
Service Bureau Agreement

1. This Service Bureau Agreement (this "Agreement") is between BATS Y-Exchange, Inc. ("Exchange") the Member of Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau").

2. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to Exchange on behalf of the Member.

3. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its mnemonic entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on Exchange as a result of orders routed to Exchange through or by the Service Bureau using the Member's mnemonic, regardless of whether such orders were provided to Exchange in error by the Service Bureau.

4. The Member understands and agrees that it is its sole responsibility to immediately notify Exchange in the event that it wishes to terminate this Agreement.

5. This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon 24 hours written notice.

6. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE SET FORTH BELOW.

Service Bureau:

____
Signature

____
Printed Name

____
Title (must be an officer)

____
Name of Service Bureau

____
Service Bureau Contact

____
Email Address of Contact Person

Member:

____
Signature

____
Printed Name

____
Title (must be an officer)

____
Name of Firm

____
Date

____
MPID of Member

BATS Y-Exchange, Inc:

____
Signature

Tamara Schademann
Printed Name

SVP, Chief Regulatory Officer
Title

____
Date

BATS Y-Exchange, Inc.
Market Maker Registration Application

Broker-Dealers applying to become Market Makers registered with BATS Y-Exchange, Inc. (the "Exchange") are required to complete a Market Maker Registration Application. The Exchange may require additional information from any Applicant prior to determining whether to register such Applicant as a Market Maker.

To apply, please complete and submit this Market Maker Registration Application via fax to 913.815.7119, email to membershipservices@bats.com or certified or first class mail to:

BATS Y-Exchange, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:
MPID(s) to be used:		

NET CAPITAL

Excess Net Capital Amount: ______________________ As of Date: ______________

☐ Most recent Quarterly FOCUS Report enclosed

SECURITIES

Estimate the number of securities in which the Applicant intends to become registered as a Market Maker: __________

OTHER BUSINESS ACTIVITIES

☐ Public Securities Business ☐ Investment Banking ☐ Dealer/Specialist

☐ Options Market Maker ☐ Other: ______________________

OTHER AFFILIATIONS

Is the Applicant a dealer/specialist or Market Maker on a registered national securities exchange or association?

☐ Yes ☐ No

If yes, please provide a list of the other registered national securities exchange(s) or association(s) on which the Applicant is a dealer/specialist or Market Maker:

MARKET MAKER AUTHORIZED TRADERS

To be eligible for registration as a MMAT, as defined in BYX Rule 1.5(l), a person must successfully complete the General Securities Representative Examination (Series 7)[1]. Complete as many forms of this page as necessary.

Name: ______________________ CRD #: ______________

Series 7 Qualification: ☐ Yes ☐ No

☐ Form U4 is current and accessible for this person on Web CRD OR ☐ Proof of passing the Series 7 is enclosed

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________ Phone Number: ______________

Name: ______________________ CRD #: ______________

Series 7 Qualification: ☐ Yes ☐ No

☐ Form U4 is current and accessible for this person on Web CRD OR ☐ Proof of passing the Series 7 is enclosed

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________ Phone Number: ______________

Name: ______________________ CRD #: ______________

Series 7 Qualification: ☐ Yes ☐ No

☐ Form U4 is current and accessible for this person on Web CRD OR ☐ Proof of passing the Series 7 is enclosed

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________ Phone Number: ______________

Name: ______________________ CRD #: ______________

Series 7 Qualification: ☐ Yes ☐ No

☐ Form U4 is current and accessible for this person on Web CRD OR ☐ Proof of passing the Series 7 is enclosed

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________ Phone Number: ______________

[1] In exceptional cases and where good cause is shown, the Exchange may waive such requirement. Contact Membership Services at 913.815.7002 for more information regarding requesting a waiver of the Series 7 requirement.

BATS Y-Exchange, Inc.
User Agreement Addendum to Permit Volume Attribution

This User Agreement Addendum to Permit Volume Attribution (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Y-Exchange, Inc. (the "Exchange") and the user referenced below ("User"). Terms not defined in this Addendum shall have the meaning set forth in the User Agreement by and between the Exchange and User (the "User Agreement").

User's execution of this Addendum is optional. By signing this form, User authorizes attribution of its quoting and/or trading activity on the Exchange in Exchange data products and on the Exchange's public website. Executed versions of this Addendum and any other requested documents can be delivered to the Exchange via fax to 913.815.7119, by email to membershipservices@bats.com or by certified or first class mail to: BATS Y-Exchange, Inc., Attn: Membership Services, 8050 Marshall Drive, Suite 120, Lenexa, KS 66214

TERMS OF ADDENDUM

Whereas the Exchange provides certain services to User pursuant to the User Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and the Exchange agree as follows:

1. Scope. This Addendum shall be deemed to be a supplement to the User Agreement and all terms and provisions of the User Agreement which are not expressly overridden by the terms and conditions of this Addendum shall be incorporated herein by reference. This Addendum shall only apply to the Attribution Type(s) and Attributed MPIDs selected by User below (collectively, the "Covered Data").

Attribution Type: User limits the applicability of this Addendum to the following types of attribution:

☐ Allow Use of User's Identity in connection with its Aggregate Volume Ranking Relative to other Users

☐ Allow Quote Attribution

Attributed MPIDs: User limits the applicability of this Addendum to the following MPIDs:

☐ Aggregate all User MPIDs ☐ Limit Attribution to Selected MPIDs: ____________________

2. Modification of User Agreement. The parties acknowledge that the User Agreement, including but not limited to Sections 8 and 10, require the Exchange to keep User's identity confidential and would preclude the Exchange from publishing any information regarding information and data that User or User's agent enters into the Exchange. Notwithstanding such provisions, User hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, revocable license to receive and use Covered Data (as defined by User's selection(s) above) within Exchange market data products and/or on the Exchange's public website even if such use of Covered Data is inconsistent with the terms of the User Agreement. The license granted hereunder shall remain in effect for the term of the User Agreement, unless this Addendum is terminated earlier by User upon written to Exchange.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

User: ____________________	BATS Y-Exchange, Inc.
Signature: ____________________	Signature: ____________________
Printed Name: ____________________	Printed Name: Tamara Schademann
Title: ____________________	Title: SVP, Chief Regulatory Officer
	Date: ____________________

BATS Y-Exchange, Inc.
Retail Member Organization Application

The completion of this application is required in order to be qualified by BATS Y-Exchange, Inc. (the "Exchange" or "BYX") to participate in the Exchange's Retail Price Improvement ("RPI") program as a Retail Member Organization ("RMO").

A "Retail Order" is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to BYX by an RMO, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. For purposes of this application, the term "natural person" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a natural person can include an order on behalf of an account held in a corporate legal form, such as an Individual Retirement Account, a Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order originates from an individual.

If an RMO uses an algorithm to determine to send an existing Retail Order into the BYX RPI program, such order is acceptable to the program and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the RMO assures that the Retail Order meets the underlying rule requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g., price or side) is not meant to prevent an RMO from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

See BYX Rule 11.24 for a full definition of terms and requirements of the RPI program.

GENERAL INFORMATION		
Name of Applicant Broker-Dealer:		WebCRD #:
Address of Principal Office:		
City:	State:	Zip:
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone:	

BUSINESS AND TECHNOLOGY QUESTIONS

As a BYX Member, do you currently have connectivity to the Exchange? ☐ Yes ☐ No

Is this connection utilized for order routing, receiving market data or both?
☐ Order Routing ☐ Receiving market data ☐ Both

If you are using a Service Bureau (e.g. Order Management System "OMS") for BYX connectivity, please provide the name of the technology provider(s):

Please identify all mnemonics that will be used to submit Retail Orders (attach an additional sheet if more space is needed):

Please describe the current business structure of the division within your Firm that qualifies you as an RMO (attach an additional sheet if more space is needed):

BUSINESS AND TECHNOLOGY QUESTIONS (CONT.)

Please provide supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow. Examples of this supporting documentation may include sample marketing literature, website screenshots and other publicly disclosed materials describing the retail nature of your order flow, and such other documentation and information as the Exchange may require to obtain reasonable assurance that your order flow would meet the requirements of the Retail Order definition.

☐ Applicant has attached supporting documentation (required)

RMO SUPERVISORY REQUIREMENTS

By executing this Application, the Applicant attests that substantially all orders submitted by the Applicant as Retail Orders would meet the qualifications for such orders under BYX Rule 11.24. Applicant further attests that it has in place Written Supervisory Procedures (WSPs) pursuant to Rule 11.24(b)(6). Such WSPs require Applicant to:

(i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements of this Rule, and
(ii) monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if Applicant represents Retail Orders from another broker-dealer customer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order. The Applicant must:

(i) obtain an annual written representation from each broker-dealer customer that sends its orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements of this Rule (a form acceptable to the Exchange for such annual written representation is attached hereto); and
(ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

____
Applicant Broker-Dealer

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Print Name	Title

BATS Y-Exchange, Inc.
Retail Member Organization – Broker-Dealer Customer Agreement

If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm is required to maintain an agreement with each firm.

This Agreement has been created for your convenience as an alternative to creating your own agreement. It should be kept for your files.

1. This Retail Member Organization – Broker-Dealer Customer Agreement (the "Agreement") is between ______________________________, (the "RMO") and ______________________________, (the "Customer"), which is a registered broker-dealer.

2. This Agreement authorizes the RMO to route Retail Orders and modifications to BYX on behalf of Customer pursuant to BYX Rule 11.24.

3. By executing this Agreement, Customer represents that it will only send orders to the RMO that are to be designated as Retail Orders if the entry of such orders to BYX will be in compliance with the requirements of Rule 11.24. Customer represents that it will designate orders as Retail Orders if the order is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person, provided that no change has been made to the terms of the order with respect to the side of market, and the order does not originate from a trading algorithm or any other computerized methodology. Customer further represents that it will maintain written supervisory procedures reasonably designed to assure that it will only designate orders as Retail Orders if the requirements of a retail order are met. Customer agrees to attest annually that it continues to comply with the conditions outlined in this paragraph.

Retail Member Organization	**Customer**
______________________________	______________________________
Signature	Signature
______________________________	______________________________
Print Name	Print Name
______________________________	______________________________
Title (must be an officer)	Title (must be an officer)
______________________________	______________________________
Name of Member Organization	Name of Customer
______________________________	______________________________
WebCRD #	WebCRD #
______________________________	______________________________
Date	Date

BATS Y-Exchange, Inc.
Broker-Dealer Customer Annual Attestation

If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm is required to obtain an annual written attestation from each firm.

This Attestation has been created for your convenience and represents a form of Attestation acceptable to the Exchange. Copies of this Attestation should be kept for your files.

1. In connection with the Retail Member Organization Application of ______________________________ (the "RMO") and pursuant to BYX Rule 11.24, the undersigned represents that it is a Broker-Dealer Customer of the RMO and sends orders to the RMO pursuant to the Retail Member Organization – Broker-Dealer Customer Agreement.

2. By executing this Attestation, Customer hereby certifies the following:

   (a) It only sends orders to the RMO that are designated as Retail Orders and are in compliance with the requirements of BYX Rule 11.24.
   (b) It designates orders as Retail Orders if the order is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person, provided that no change has been made to the terms of the order with respect to the side of market, and the order does not originate from a trading algorithm or any other computerized methodology.
   (c) It maintains written supervisory procedures reasonably designed to assure that it will only designate orders as Retail Orders if the requirements of a retail order are met.

Customer

____
Signature

____
Print Name

____
Title (must be an officer)

____
Name of Customer

____
WebCRD #

____
Date

BATS Y-Exchange, Inc.
Sponsored Access Application and Agreements

SPONSORING MEMBER INFORMATION			SPONSORING MEMBER BUSINESS CONTACT	
Firm:			Name:	
Address:			Email:	
City:	State:	Zip:	Phone:	Fax:
SPONSORED PARTICIPANT INFORMATION			**SPONSORED PARTICIPANT BILLING ADDRESS**	
Firm:			Firm:	
Address:			Address:	
City:	State:	Zip:	City:	State: / Zip:
SPONSORED PARTICIPANT BUSINESS CONTACT			**SPONSORED PARTICIPANT BILLING CONTACT**	
Name:			Name:	
Email:			Email:	
Phone:	Fax:		Phone:	Fax:

PORT SELECTION

Port Type: ☐ BOE ☐ FIX ☐ DROP ☐ FIX DROP

Quantity: _____ _____ _____ _____

Is the Sponsored Participant allowed to enter Short Sales? ☐ Yes ☐ No

Is the Sponsored Participant allowed to enter Intermarket Sweep Orders? ☐ Yes ☐ No

What is the maximum dollar value per order? $_______________

CONNECTIVITY

Which connectivity option will the Sponsored Participant use? (check one)

☐ VPN ☐ Cross Connect ☐ Extranet:____________________ ☐ Other:____________________

What type of connection(s) is the Sponsored Participant requesting? ☐ Test ☐ Production

CLEARING

Please list the MPID/DTCC # that the Sponsored Participant is permitted to use: _________ / _________

AUTHORIZATION

This form is governed by all terms and conditions set forth in the BATS Y-Exchange, Inc. Sponsored Participant Agreement. BATS provides a best effort attempt to cancel all open orders from a Member/Sponsored Participant upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by BATS will be error free or will operate without interruption. By signing below, you agree and acknowledge that BATS is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. *Members may call the BATS Trade Desk at 913.815.7001 to verbally request that all open orders be cancelled or check the status of open orders.*

Sponsoring Member Firm:	Date:
Printed Name/Title:	Signature:

BATS Y-Exchange, Inc.
Sponsoring Member Consent

We, ______________________________, a Member of the Exchange, are hereby notifying BATS Y-Exchange, Inc. ("Exchange") that we intend to be a Sponsoring Member providing access to a Sponsored Participant, as those terms are defined in Exchange Rule 11.3, by permitting the Sponsored Participant identified below to send orders directly to the Exchange using our mnemonic (or the mnemonic of our clearing broker, as applicable).

We acknowledge and agree that we are responsible for all orders entered on or through the Exchange by the Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant. We further acknowledge and agree that we must be identified on any order submitted by the Sponsored Participant as the Sponsoring Member of that order, and that any execution occurring as a result of an order entered by a Sponsored Participant shall be binding in all respects on us. In that regard, we acknowledge and agree that we are acting as agent for the person submitting the order through sponsored access, and as such, that we are responsible for all related contractual and regulatory obligations. We further acknowledge and agree that we are responsible for any and all actions taken by the Sponsored Participant or any person acting on behalf of or in the name of the Sponsored Participant on or through the Exchange.

In addition to Exchange Rule 11.3, we have further reviewed other provisions of the Rules of the Exchange and the terms of our User Agreement with the Exchange. The Sponsored Participant has agreed to comply with all applicable Rules of the Exchange governing the entry, execution, reporting, clearing and settling of orders in securities eligible for trading on the Exchange. We understand that we are required and agree to impose appropriate regulatory and supervisory procedures in connection with orders directed to the Exchange by the Sponsored Participant.

____
Full Legal Name of Sponsoring Member

____
Name of Clearing Broker (if applicable)

____
Senior Officer Name/Title

____
Date

____
Signature

Sponsored Participant:

____
Full Legal Name

____
CRD Number (if applicable)

On behalf of the Sponsored Participant, the undersigned agrees to comply with the BATS Y-Exchange, Inc. ("Exchange") Certificate of Incorporation, By-Laws, and Rules of the Exchange, and all written interpretations thereof, as if Sponsored Participant were a Member of the Exchange. These requirements include, but shall not be limited to, the items listed below.

The Sponsored Participant:

- shall enter into and maintain a User Agreement with the Exchange;

- shall enter into and maintain a Routing Agreement with BATS Trading, Inc., if it will use the routing services provided by that entity;

- shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. Sponsored Participant shall be subject to the obligations of Exchange Rule 11.4 with respect to such Authorized Traders;

- shall familiarize its Authorized Traders with all of its obligations under Exchange Rule 11.3 and will assure that they receive appropriate training prior to any use or access to the Exchange;

- may not permit anyone other than Authorized Traders to use or obtain access to the Exchange;

- shall take reasonable security precautions to prevent unauthorized use or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof;

- acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents', and customers' use and access to the Exchange for compliance with the terms of this agreement; and

- shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Participant's access to and use of the Exchange. Such amounts include, but are not limited to applicable Exchange and regulatory fees.

[Remainder of page intentionally left blank]

Authorized Acknowledgement of Sponsored Participant:

The undersigned, as a duly appointed Officer, Partner, Managing Member, or Sole Proprietor of the applicant Sponsored Participant, does hereby acknowledge and agree to the terms and provisions of Exchange Rule 11.3, and shall comply with the Exchange Rules, as amended.

Full Legal Name of Sponsored Participant	CRD Number (if applicable)
Senior Official Name/Title	Date
Signature	

☐ Attached is a User Agreement executed by Sponsored Participant.

☐ Attached is a Sponsored Access Information Form executed by Sponsoring Member

☐ Attached is a Routing Agreement executed by Sponsored Participant (required only if Sponsored Participant plans on using BATS Trading, Inc. for outbound routing).

Sponsoring Member:

Full Legal Name	CRD Number

BATS Y-Exchange, Inc.
Service Bureau Application and Agreements

SERVICE BUREAU INFORMATION			
Firm:			
Address:			
City:		State:	Zip:

BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

BILLING ADDRESS			BILLING CONTACT	
Firm:			Name:	
Address:			Email:	
City:	State:	Zip:	Phone:	Fax:

PORT SELECTION

Port Type: ☐ BOE ☐ FIX ☐ DROP ☐ FIX DROP

Quantity: ______ ______ ______ ______

CONNECTIVITY

Which connectivity option will you use? (check one)

☐ VPN ☐ Cross Connect ☐ Extranet:____________________ ☐ Other:____________________

What type of connections are you requesting? ☐ Test ☐ Production

AUTHORIZATION

This form is governed by all of the terms and conditions set forth in the BATS Y-Exchange, Inc. Service Bureau Agreement. The persons listed above are the only individuals authorized to order or update services at BATS on behalf of the Service Bureau. Please contact Membership Services at 913.815.7002 or email membershipservices@bats.com to add or delete authorized contacts.

BATS provides a best effort attempt to cancel all open orders from a Member/Service Bureau upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by BATS will be error free or operate without interruption. By signing below, you agree and acknowledge that BATS is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. *Members may call the BATS Trade Desk at 913.815.7001 to verbally request that all open orders be cancelled or check the status of open orders.*

Service Bureau:	Date:
Printed Name/Title:	Signature:

BATS Y-Exchange, Inc.
Service Bureau Port Fee Agreement

This Service Bureau Port Fee Agreement (this "Agreement"), with an effective date as of the date executed below, is made by and between BATS Y-Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Exchange"), and the Authorized Service Bureau referenced below ("Service Bureau").

1. **Rights of Service Bureau.** Exchange has granted to Service Bureau the non-exclusive and non-transferable right to act as the Authorized Service Bureau for one or more Members of the Exchange pursuant to one or more Service Bureau Agreements.

2. **Exchange Users and Data Recipients.** If Service Bureau has entered into a User Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "User Agreement"), pursuant to which Service Bureau has the right to access the Exchange to, among other things, submit orders to the Exchange and/or has entered into an BATS Global Markets Holdings, Inc. Data Agreement with BATS Global Markets Holdings, Inc., a Delaware corporation and the parent entity of Exchange (as may be amended, modified or supplemented from time to time, the "Data Agreement") pursuant to which Service Bureau has the right to receive and redistribute data feeds, then this Agreement shall be deemed to be a supplement to such agreements and all terms and provisions of such agreements which are not expressly overridden by the terms and conditions of this Agreement shall be incorporated herein by reference.

3. **All other Service Bureaus.** If Service Bureau has not entered into a User Agreement or Data Agreement with the Exchange, by signing this Agreement, Service Bureau has the right to access the Exchange to act as an Authorized Service Bureau only if in conformity with the requirements expressly described below.

4. **Port Fees.** Service Bureau agrees to make timely payment of fees charged specifically for linking to Exchange in order to act as an Authorized Service Bureau on behalf of one or more Members of the Exchange, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Port Fees shall be set forth in Exchange Rules or posted on the Exchange's web site. Port Fees are payable within 30 days of the invoice date. Service Bureau will be solely responsible for any and all other telecommunications costs and all other expenses incurred in linking to and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of the Service Bureau Agreement(s) between Exchange and Service Bureau. Service Bureau agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Securities Exchange Act of 1934 (the "Act"), Exchange reserves the right to change its fee schedule, including Port Fees applicable to Service Bureau. Exchange will use commercially reasonable efforts to provide reasonable advance notice to Service Bureau (delivered via e-mail and posted to the Exchange web site) of any such change to Port Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change.

4. **Term and Termination.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated on not less than 24 hours written notice given by either party to the other.

5. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to Service Bureau at its last reported principal office address, unless Service Bureau designates a different address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. Service Bureau may not assign this Agreement (including by operation of law) without the prior written consent of the Exchange, provided, however, that the Exchange shall not unreasonably withhold such consent. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Service Bureau:______________________________

Signature:______________________________

Printed Name:______________________________

Title:______________________________

BATS Y-Exchange, Inc.

Signature:______________________________

Printed Name: Tamara Schademann

Title: SVP, Chief Regulatory Officer

Date:______________________________

BATS Y-Exchange, Inc.
Service Bureau Agreement

1. This Service Bureau Agreement (this "Agreement") is between BATS Y-Exchange, Inc. ("Exchange") the Member of Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau").

2. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to Exchange on behalf of the Member.

3. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its mnemonic entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on Exchange as a result of orders routed to Exchange through or by the Service Bureau using the Member's mnemonic, regardless of whether such orders were provided to Exchange in error by the Service Bureau.

4. The Member understands and agrees that it is its sole responsibility to immediately notify Exchange in the event that it wishes to terminate this Agreement.

5. This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon 24 hours written notice.

6. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE SET FORTH BELOW.

Service Bureau:	Member:	BATS Y-Exchange, Inc:
Signature	*Signature*	*Signature*
Printed Name	*Printed Name*	Tamara Schademann *Printed Name*
Title (must be an officer)	*Title (must be an officer)*	SVP, Chief Regulatory Officer *Title*
Name of Service Bureau	*Name of Firm*	*Date*
Service Bureau Contact	*Date*	
Email Address of Contact Person	*MPID of Member*	

BATS Global Markets Holdings, Inc.
Data Agreement
(Formerly the Exchange Data Vendor Agreement)

This BATS Global Markets Holdings, Inc. Data Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS, as operator of the Exchanges, and Data Recipient.

1. **Definitions.** The following terms, when used in this Agreement, shall have the meanings set forth below:

"Act" shall mean the Securities Exchange Act of 1934, as amended.

"Additional Agreements" shall mean the User Agreement, Exchange Data Order Form and System Description, Price List, Fee Schedule, and any additional terms and conditions, policies or agreements entered into in writing by Data Recipient with BATS relating to the subject matter hereof.

"Agreement" shall mean this BATS Global Markets Holdings, Inc. Data Agreement, including any attachments or documents referenced or incorporated herein, as may be amended, modified, or supplemented from time to time.

"BATS" shall mean, collectively, BATS Global Markets Holdings, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, and its subsidiaries and affiliates, including, without limitation, the Exchanges.

"BATS Indemnified Parties" shall mean, collectively, BATS and its subsidiaries, affiliates, and its and their respective owners, officers, directors, employees, and agents.

"BATS Invoiced Subscribers" shall mean any Data User that BATS chooses to invoice directly, as distinguished from Data Recipient Invoiced Subscribers.

"BATS Specifications" shall mean the written specifications, as may be amended, modified, or supplemented from time to time, for the System with which Data Recipient's system must comply.

"Claims and Losses" shall mean any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third-party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage, and (b) reasonable administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in-house personnel).

"Connectivity Fees" shall mean fees charged specifically for connecting to Exchange in order to receive Exchange Data.

"Data Feed Subscriber" shall mean any Data User outside of Data Recipient that (a) receives Exchange Data from Data Recipient and (b) for which Data Recipient cannot substantially control Exchange Data for the purpose of reporting usage or qualification.

"Data Fees" shall mean fees charged in connection with the use or redistribution of Exchange Data.

"Data Recipient" shall mean the data recipient referenced below and its affiliates, as identified in writing to BATS. The term "Data Recipient" includes (a) any Person that receives and uses Exchange Data for internal purposes only, and (b) any Person that receives and distributes Exchange Data, in each case pursuant to and in accordance with the terms and conditions of this Agreement and Exchange Requirements.

"Data Recipient Account Agreement" shall mean an agreement with an External Subscriber that (a) governs the accounts held by the External Subscriber with Data Recipient through which the External Subscriber is entitled to access Exchange Data, including any limitations on an External Subscriber's right to redistribute Exchange Data, and (b) protects BATS and the BATS Indemnified Parties to the same extent as if Data Recipient had presented and the External Subscriber had signed a Subscriber Agreement as per the applicable Exchange Requirements.

"Data Recipient Indemnified Parties" shall mean, collectively, Data Recipient and its subsidiaries, affiliates and its and their respective owners, officers, directors, employees, and agents.

"Data Recipient Invoiced Subscribers" shall mean any Data User that, per BATS' decision, are charged or assessed by Data Recipient for Exchange Data.

"Data User" shall mean any Person that receives Exchange Data from Data Recipient.

"Exchange" and **"Exchanges"** shall mean, individually or collectively, BATS Exchange, Inc., BATS Y-Exchange, Inc., BATS Trading Limited (operating under the name of BATS Chi-X Europe), and any other market subsidiary hereinafter created or acquired by BATS and operated by BATS or a subsidiary of BATS.

"Exchange Data" shall mean certain data and other information disseminated relating to securities or other financial instruments, products, vehicles, or devices; or relating to Persons regulated by BATS or to activities of BATS; or gathered by BATS from other sources, in each case sourced by BATS within the U.S.

"**Exchange Requirements**" shall mean (a) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the Securities Exchange Commission or other regulatory authorities, as may be applicable; (b) the rules and regulations, disciplinary decisions and rule interpretations applicable to the Exchanges; (c) the Exchanges' decisions, policies, interpretations, user guides, operating procedures, specifications (including without limitation the BATS specifications), requirements and other documentation that is regulatory or technical in nature published on BATS' web site; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions and other requirements.

"External Subscriber" shall mean any Data User not affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"Internal Subscriber" shall mean any Data User affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"Person" shall mean any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Redistributor" shall mean another distributor from which Data Recipient receives Exchange Data and for which such distributor cannot substantially control the Exchange Data received by Data Recipient for purposes of reporting usage and qualification.

"Service Facilitator" shall mean a Person receiving Exchange Data from Data Recipient for the sole purpose of facilitating dissemination of Exchange Data through Data Recipient's service in accordance with the terms and conditions of this Agreement.

"Subscriber Agreement" shall mean any agreement that BATS may require Data Recipient to obtain from an External Subscriber prior to Data Recipient providing such External Subscriber with Exchange Data.

"System" shall mean the system BATS has developed for creation and/or dissemination of Exchange Data.

"System Description" shall mean the Exchange Data Order Form and System Description and any other description of Data Recipient's system for receiving, transmitting and disseminating Exchange Data that is provided to and approved by BATS.

"User Agreement" shall mean an agreement by and between Data Recipient and the Exchange, pursuant to which Data Recipient has the right to access the Exchange to, among other things, enter orders on the Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book, as such agreement may be amended, modified, or supplemented from time to time.

2. **Exchange Users.** All rights under this Agreement granted to any Data Recipient that is also party to a User Agreement are granted subject to the terms and conditions of this Agreement and are in addition to the rights granted to Data Recipient under the User Agreement.

If Data Recipient is a member of an Exchange, then Data Recipient expressly acknowledges and agrees that (a) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a member of any applicable Exchange; (b) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by BATS to enforce compliance with, or impose sanctions for violations of, applicable Exchange Requirements; and (c) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's membership on an Exchange in accordance with applicable Exchange Requirements.

3. **Other Recipients.** If Data Recipient has not entered into a User Agreement with the Exchange, by signing this Agreement, Data Recipient has the right to access the Exchange to receive data feeds from the Exchange for internal purposes and for the distribution of, or otherwise enabling access (directly or indirectly) to, Exchange Data, as described in Data Recipient's System Description and approved by BATS and not for any purpose inconsistent with the terms of this Agreement.

4. **Use of Exchange Data.** BATS hereby grants to Data Recipient a worldwide, non-exclusive, non-transferable license to: (a) copy, store, process, commingle, and use any Exchange Data received (i) directly from the Exchange; (ii) through an approved BATS extranet; (iii) through an authorized data feed provider (i.e., a Redistributor); or (iv) otherwise, and (b) distribute Exchange Data in any form by means of any current or future product or service of the Data Recipient in any media, in accordance with the terms of this Agreement and Exchange Requirements, as available on BATS' web site and as may be amended, modified, or supplemented from time to time. Data Recipient shall ensure that the Exchange Data is clearly attributed as originating from the applicable Exchange.

Furthermore, Data Recipient represents and warrants that the detailed description of its system for receiving, transmitting and disseminating Exchange Data, as described in its System Description, including, but not limited to, the data processing equipment, software and communications facilities related thereto, is true, complete and not misleading, and that Data Recipient and Data User are authorized to receive and use the Exchange Data only for the purposes set forth in this Agreement and applicable Exchange rules and Exchange Requirements. Any use of the Exchange Data by Data Recipient and Data User, including, but not limited to, distribution or reprocessing, unless expressly described in Data Recipient's System Description and approved by BATS, is prohibited.

Should Data Recipient intend to make any material change to its System Description or in Data Recipient's use of the Exchange Data (including, but not limited to, redistribution and reproduction) in any manner not then described in Data Recipient's System Description, Data Recipient may only do so with BATS' prior written approval of Data Recipient's revised System Description and subject to payment of applicable fees. BATS shall promptly and in good faith approve or disapprove proposed modifications to Data Recipient's System Description. Data Recipient acknowledges and agrees that it acts at its own risk in developing any modification to its service and/or systems prior to receiving approval from BATS in accordance with this Section 4. Data Recipient is not required to notify BATS of non-material changes to its System Description.

5. **Record Retention by Data Recipient.** Data Recipient shall maintain complete and accurate records relating to the receipt of Exchange Data in accordance with the Exchange Requirements and other such information as BATS from time to time may reasonably request in writing.

6. **Reporting.** Data Recipient shall comply with the requirements of BATS as to usage reporting as BATS requires from time to time in writing. Unless otherwise provided by BATS, Data Recipient shall use reasonable efforts to provide such reporting within 15 days of the end of the applicable reporting period set forth by BATS but BATS shall not consider such reporting to be late until 45 days after the due date.

7. **Proprietary Nature of Exchange Data.** BATS represents that Exchange Data and the System constitute valuable proprietary information and rights of BATS and the Exchanges. Data Recipient expressly acknowledges and agrees that, as between BATS and Data Recipient, BATS has the exclusive proprietary rights in and to the System and Exchange Data that (a) originates on or relates to trading on any of BATS' markets; (b) relates to activities that are regulated or operated by one or more of BATS' markets; (c) BATS derives from Exchange Data that originates on or relates to any of BATS' markets; and (d) is a compilation or other rights in information and data that BATS gathers from other sources pursuant to separate agreements with those sources. The System and all Exchange Data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between BATS and Data Recipient, be and remain the sole and exclusive property of BATS. Data Recipient shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance and full enjoyment by BATS, its licensees, transferees and assignees, of the proprietary rights of BATS in Exchange Data and the System. Data Recipient acknowledges and agrees that third party information providers who provide information, goods and services to BATS in connection with the creation of Exchange Data have exclusive rights in their respective information and data. BATS makes no proprietary claim to any information derived from Exchange Data by Data Recipient.

8. Right to Deny Distribution. BATS retains the right to direct Data Recipient to terminate any external distribution of Exchange Data for any reason or no reason, in which event BATS shall notify Data Recipient and Data Recipient shall cease retransmitting Exchange Data as soon as commercially practicable.

9. Use of Name. BATS shall not: (a) advertise, publicly announce or otherwise state that it is providing services to Data Recipient or its affiliates or (b) use the name of Data Recipient or any affiliate thereof in any advertising or promotional materials, including but not limited to, any published list of data recipients or other clients in its web site displays, without the prior written consent of Data Recipient.

10. Right to Audit. During the term of this Agreement and for a period 12 months thereafter, Data Recipient shall make its premises available to BATS or its appointed agent for physical inspection of Data Recipient's use of Exchange Data (including review of any records regarding the use of, or redistribution of, the Exchange Data and locations where the Exchange Data is being received), during normal business hours, upon reasonable advance notice, to verify the accuracy of reports in accordance with Exchange Requirements and to ensure that the type and amount of fees, if any, calculated or stated to be payable to BATS are complete and accurate. While on Data Recipient's premises, BATS or its appointed designee shall comply with Data Recipient's written standard security policies and procedures to the extent made known by Data Recipient to BATS or its appointed designee. In no event will BATS or its appointed agent audit Data Recipient more than once in any 12 month period, unless necessary due to a reasonable suspicion of non-compliance with any material provision of this Agreement. Data Recipient shall comply promptly with any reasonable request from BATS for information regarding Data Recipient's receipts, usage, processing, display and redistribution of Exchange Data. The costs of such audit shall be borne by BATS unless such audit reveals an underpayment by Data Recipient of 10% or more or a material breach of the rights or licenses granted to Data Recipient under this Agreement; in such case, Data Recipient shall reimburse BATS for its costs and expenses in conducting such audit, to the extent that such costs and expenses are commensurate with industry standards.

11. Qualification Requirements; Data Recipient Indemnification. Except as otherwise set forth in this Agreement, Data Recipient shall only furnish, or cause or permit to be furnished, all or any part of Exchange Data to a Data User who, at the time of receipt thereof, is of a type qualified (as set forth in applicable Exchange Requirements) to receive Exchange Data from Data Recipient. Data Recipient agrees that BATS may have different qualification requirements for different Data Users.

Data Recipient may have an obligation to obtain an executed Subscriber Agreement from External Subscribers or cause Data Feed Subscribers to execute a BATS Global Markets Holdings, Inc. Data Agreement with BATS. Data Recipient shall have no obligation to obtain an executed Subscriber Agreement from External Subscribers if Data Recipient represents and warrants that it has, or will have in place before distributing Exchange Data to any External Subscriber, a legally valid and enforceable Data Recipient Account Agreement with such External Subscriber.

Data Recipient may use a Service Facilitator to facilitate the dissemination of Exchange Data in Data Recipient's service, provided that Data Recipient has a legally valid and enforceable contract with such Service Facilitator, prior to distributing any Exchange Data to any Service Facilitator, that: (a) includes all limitations on the Service Facilitator's right to redistribute Exchange Data; and (b) protects BATS and the BATS Indemnified Parties to the same extent as if the Service Facilitator had signed a BATS Global Markets Holdings, Inc. Data Agreement with BATS directly.

Data Recipient shall indemnify BATS, all BATS Indemnified Parties and any third parties that provide information, goods, and services to BATS in connection with the creation of Exchange Data against any assertion of claims or losses relating against the BATS Indemnified Parties made by an External Subscriber who receives Exchange Data from Data Recipient (or any Person relying upon Exchange Data received by such a Data User) arising from Data Recipient's election to distribute Exchange Data to such External Subscriber pursuant to this Section 11 rather than presenting the Subscriber Agreement to such Persons. In terms of recordkeeping and retention, Data Recipient Account Agreements shall be subject to applicable Exchange Requirements. In the event of a dispute with Data User(s) relating to Exchange Data, Data Recipient agrees to provide BATS with copies of the relevant portions of the Data Recipient Account Agreements. In the text of a Subscriber Agreement, Data Recipient may be referenced as "Vendor".

If any Data User fails to comply with any of the terms or conditions of this Agreement applicable to Data Users, its agreement with Data Recipient for Exchange Data, or any other agreement between Data User and BATS (including the Additional Agreements), or has made any representation in any such agreement which was or has become untrue, then Data Recipient shall, within 5 business days after receipt of notice from BATS of such failure or untruth, cease providing Exchange Data to such Data User and shall, within 10 business days following the receipt of such notice, confirm such cessation by notice to BATS. Data Recipient shall be solely responsible for the acts and omissions of Internal

Subscribers. If a Data User is to be terminated under this provision, then BATS will request all Data Recipients to cease providing Exchange Data to such Data User.

12. **Modifications; Fees.** Data Recipient acknowledges and agrees that nothing in this Agreement constitutes an undertaking by BATS to continue: (a) Exchange Data, the System, or any aspect of either, in the present form or configuration or under the current BATS Specifications; or (b) to use existing communications facilities. BATS, in its sole discretion, may make modifications, additions, and/or deletions: (i) to Exchange Data, the System, or any aspect of either; (ii) to the BATS Specifications; (iii) to its communications facilities; or (iv) to BATS' decisions, policies, operating procedures, requirements, and other documentation (including, but not limited to, specifications, user guides and the Additional Agreements). BATS will use commercially reasonable efforts to provide Data Recipient with at least 60 days' notice of any material modification, addition, or deletion, except to the extent a shorter period is: (x) required due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes such advance notice, or (y) required pursuant to an order of a court, an arbitrator or a regulatory agency.

Data Recipient agrees to make timely payment of Connectivity Fees and Data Fees, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Connectivity Fees and Data Fees shall be set forth in Exchange rules or posted on the BATS' web site. Connectivity Fees and Data Fees are payable within 30 days of the invoice date. Data Recipient will be solely responsible for any and all other telecommunications costs and all other expenses incurred in connecting to and maintaining its connection to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of distribution of Exchange Data by BATS to Data Recipient. Data Recipient agrees to pay BATS a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, BATS reserves the right to change its fee schedule, including Connectivity Fees and Data Fees applicable to Data Recipient. BATS will use commercially reasonable efforts to provide advance notice to Data Recipient (delivered via email and posted to BATS' web site) of any changes to Connectivity Fees. BATS will use commercially reasonable efforts to provide at least 60 days advance notice to Data Recipient (delivered via email and posted to BATS' web site) of any changes to Data Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change. **Receipt or use of Exchange Data after the applicable notice period for any modification, addition, or deletion shall constitute acceptance of Exchange Data, Connectivity Fees, Data Fees, the System, the BATS Specifications, or other decisions, policies, operating procedures, requirements, and other documentation as so changed.**

All Data Users shall be either Data Recipient Invoiced Subscribers or BATS Invoiced Subscribers. Data Recipient is not required to actually invoice Data Recipient Invoiced Subscribers, but, in any event, Data Recipient shall be responsible for the charges associated with the Data Recipient Invoiced Subscribers. Data Recipient shall bear all risk of non-payment by Data Recipient Invoiced Subscribers or by Data Users for whom Data Recipient is responsible for the charges. BATS will bear the risk of non-payment by BATS Invoiced Subscribers. Data Recipient shall reasonably cooperate with BATS in any lawful efforts by BATS to collect unpaid charges due BATS from current or former BATS Invoiced Subscribers. Data Recipient may choose to pay BATS any charges due on behalf of any Data User. Upon Data Recipient's payment to BATS on behalf of any Data User of any charges due hereunder, Data Recipient shall be subrogated to any and all rights of BATS to recover such charges.

In addition, for Data Recipient Invoiced Subscribers, Data Recipient shall pay any taxes, charges or assessments (other than taxes imposed on the net income of BATS) by any foreign or domestic national, state, provincial or local government bodies, or subdivisions thereof relating to the provision of Exchange Data pursuant to this Agreement, and any related penalties or interest. In addition, if Data Recipient or any Data Recipient Invoiced Subscriber is required by applicable law to deduct or withhold any such tax, charge or assessment from the amounts due BATS, then such amounts due shall be increased so that the net amount actually received by BATS after the deduction or withholding of any such tax, charge or assessment, will equal one hundred percent (100%) of the charges that are owed.

13. **Term and Termination.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated either by Data Recipient on not less than 30 days' written notice to BATS or by BATS on not less than 60 days' written notice to Data Recipient. Notwithstanding the foregoing, this Agreement may be terminated immediately upon written notice by BATS in the event that (a) Data Recipient is not permitted or not able to receive or BATS is prevented from disseminating Exchange Data, or any part thereof; (b) any representation, warranty or certification made by Data Recipient in this Agreement or in any other document furnished by Data Recipient is, as of the time made or furnished, materially false or misleading; (c) Data Recipient proceeds with a proposed action which would result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty or certification, which is material to BATS for regulatory, commercial or other reasons, made by Data Recipient in connection herewith, after BATS has notified Data Recipient in writing that such proposed action would constitute a default or breach

hereunder; or (d) BATS, in its sole reasonable discretion, determines that any failure on the part of Data Recipient to comply with this Agreement has or is likely to have a materially adverse impact on the operation or performance of the System, Exchange Data or any Exchange, or likely to cause disproportionate harm to BATS' interests should termination be delayed. The following Sections will survive the termination or expiration of this Agreement for any reason: 1, 6, 7, 9, 10, 11, 12, 13, 14, 15, 16, 17, 20, 22, 23, 24, and 26. Any terms and conditions of the Additional Agreements incorporated herein by reference which by their terms are stated to survive the termination or expiration of such Additional Agreements shall survive the termination or expiration of this Agreement.

14. Confidentiality. Under this Agreement, BATS (and any BATS designee conducting an audit pursuant to this Agreement) shall keep confidential Data Recipient's System Description and Data Recipient's records, reports and payments that BATS or its designee has reviewed or audited, and any other Data Recipient information or material reasonably considered to be of a confidential nature (whether or not designated as such), as well as any and all information received in connection with this Agreement, including but not limited to, business, financial, operational, product, service and other information. Data Recipient acknowledges that it may also obtain confidential information, data, or techniques of BATS (whether or not designated as such). All such confidential information, whether written or oral, shall be deemed confidential upon disclosure to the recipient. Except as otherwise set forth herein, the recipient shall use such confidential information solely for use consistent with the purposes of this Agreement; shall hold such confidential information in confidence; and shall not use, disclose, copy, or publish any such confidential information without the prior written approval of the disclosing party. The recipient shall take reasonable security precautions, including at least as great as the precautions it takes to protect its own confidential information, but no less than reasonable care, to keep confidential the confidential information of the disclosing party. The recipient shall notify the disclosing party immediately upon discovery of any unauthorized use or disclosure of confidential information, and will cooperate with disclosing party in every reasonable way to help disclosing party regain possession of the confidential information and prevent its further unauthorized use or disclosure. The parties acknowledge that monetary damages may not be a sufficient remedy for unauthorized disclosure of confidential information, and that disclosing party shall be entitled, without waiving any other rights or remedies, to such injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

Notwithstanding anything herein to the contrary, BATS or Data Recipient may disclose confidential information to the extent: (a) demanded by a court, arbitrator or government agency with regulatory jurisdiction over one or more of BATS' markets or over Data Recipient or any judicial or government order; (b) necessary to fulfill any BATS or Data Recipient regulatory responsibility, including any responsibility over members and associated Persons under the Act; or (c) necessary for BATS or Data Recipient and their respective employees, directors, and other agents to use such confidential information consistent with the purposes of this Agreement. If a party is required to disclose information pursuant to clauses (a) and (b) immediately above, such party shall notify the disclosing party in writing, to the extent permitted by law or regulation, of such requirement prior to disclosing such information and provide the original disclosing party, at its expense, with an adequate opportunity to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the confidential information. The duties in this Section 14 do not apply to data, information or techniques that: (i) were lawfully in a party's possession prior to the date of this Agreement, provided the source of that information was not known by recipient to be bound by a confidentiality agreement with or other continual, legal or fiduciary obligation of confidentiality to disclosing party; (ii) is now, or hereafter becomes, through no act or failure to act on the part of recipient, generally known to the public; (iii) is rightfully obtained by recipient from a third party so long as the party does not know that the third party has breached any obligation not to reveal such data, information, or techniques; or (iv) can be demonstrated was independently developed by recipient without use or reference to the confidential information. All confidential information is and shall remain the property of the disclosing party. By disclosing confidential information to recipient, disclosing party does not grant any express or implied right to recipient to or under any patents, copyrights, trademarks, or trade secret information.

BATS shall not disclose its audit findings to any third parties (other than to its directors and independent consultants or subcontractors who are subject to confidentiality obligations or as otherwise set forth herein) and all information learned in connection with an audit shall constitute Data Recipient's confidential information. Notwithstanding the foregoing, nothing herein shall prevent BATS from using the audit findings to the extent the findings are used in the aggregate with other information and such aggregation does not (a) specifically identify Data Recipient or (b) create a context where Data Recipient's identity may be reasonably inferred.

15. LIMITATION OF LIABILITY; DISCLAIMER OF WARRANTIES. Absent fraud or willful misconduct by BATS, or a claim arising out of BATS' indemnification or confidentiality obligations set forth herein, BATS, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Data Recipient or its affiliates, or to any Data User or its affiliates, for any inaccurate or incomplete Exchange Data received from BATS or from a Redistributor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions. DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT EXCHANGE DATA AND ANY AND ALL MATERIAL RELATED TO EXCHANGE DATA, INCLUDING BUT NOT LIMITED TO THE SYSTEM AND BATS SPECIFICATIONS, ARE BEING PROVIDED "AS IS." DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT BATS DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO EXCHANGE DATA, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS SHALL NOT BE LIABLE TO DATA RECIPIENT, OR TO ANY RECIPIENT OF EXCHANGE DATA REDISTRIBUTED BY DATA RECIPIENT, FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE, INCLUDING BUT NOT LIMITED TO, LOSS OF OR DAMAGE TO DATA, LOSS OF BUSINESS OR LOST PROFITS, ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF BATS HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY DATA RECIPIENT, OR A CLAIM ARISING OUT OF DATA RECIPIENT'S INDEMNIFICATION OR CONFIDENTIALITY OBLIGATIONS SET FORTH HEREIN, DATA RECIPIENT, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS SHALL NOT BE LIABLE FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF DATA RECIPIENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

16. **Indemnification by Data Recipient.** Absent fraud or willful misconduct by BATS or a claim arising out of BATS' indemnification or confidentiality obligations set forth herein, Data Recipient and its affiliates agree to indemnify and hold harmless BATS Indemnified Parties from and against any and all Claims and Losses imposed on or asserted against BATS Indemnified Parties by a third party resulting from, in connection with, or arising out of (a) any failure of Data User to comply with the terms and conditions of any BATS required agreement for Exchange Data if Data Recipient has failed to notify BATS in writing of such non-compliance within 10 days after Data Recipient knows of such non-compliance (unless such Data User is a party to a BATS Global Markets Holdings, Inc. Data Agreement); (b) any assertion of Claims and Losses relating to this Agreement against any BATS Indemnified Party made by any Data User (or any third party relying upon Exchange Data received by such Data User, unless such Data User is party to a BATS Global Markets Holdings, Inc. Data Agreement); (c) the receipt, use, or redistribution of Exchange Data in breach hereof by Data Recipient or its affiliates; and (d) any failure by Data Recipient or its affiliates to comply with its obligations under this Agreement; provided that: (i) BATS promptly notifies Data Recipient in writing of any claim, action, or allegation; however, failure to promptly notify Data Recipient of a claim shall not relieve Data Recipient of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of Data Recipient; (ii) Data Recipient shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon BATS' request, shall inform BATS of the status of any proceedings or negotiations; and (iii) BATS reasonably cooperates to facilitate such defense. Data Recipient, in defending any such claim, action or allegation, except with the written consent of BATS Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the BATS Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (B) subjects BATS Indemnified Parties to any obligation in addition to those set forth herein.

17. **Indemnification by BATS.** BATS agrees to indemnify, defend and hold harmless Data Recipient Indemnified Parties from and against all Claims and Losses imposed on or asserted against a Data Recipient Indemnified Party by a third party resulting from, in connection with, or arising out of a claim that Exchange Data, or Data Recipient's use thereof, or the System infringes any copyright, patent, trademark, trade secret or other intellectual property right; provided that: (a) Data Recipient promptly notifies BATS in writing of any claim, action, or allegation; however, failure to promptly notify BATS of a claim shall not relieve BATS of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of BATS; (b) BATS shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon Data Recipient's request, shall inform Data Recipient of the status of any proceedings or negotiations; and (c) Data Recipient reasonably cooperates to facilitate such defense. BATS, in defending any such claim, action or allegation, except with the written consent of Data Recipient Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the Data Recipient Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (B) subjects Data Recipient Indemnified Parties to any obligation in addition to those set forth herein.

BATS shall not have the obligation to indemnify, defend and hold harmless Data Recipient's Indemnified Parties for any and all Claims and Losses imposed on, incurred by or asserted against a Data Recipient Indemnified Party as a result of any allegation of infringement or misappropriation if the System, Exchange Data, or any BATS Specifications have not been used in accordance with this Agreement which resulted in such infringement or misappropriation, or if Data

Recipient uses the System, Exchange Data, or any BATS Specifications after BATS notifies Data Recipient of a potential or actual infringement claim or to the extent it is based on use of a superseded version of the System, Exchange Data, or any BATS Specifications if such infringement or misappropriation would have been avoided by use of the current version of the System, Exchange Data, or BATS Specifications or if the infringement or misappropriation claim, action, or allegation is the result of the combination, operation, or use of the System furnished timely to Data Recipient by BATS, Exchange Data, or any BATS Specifications with hardware, software, or materials if such infringement or misappropriation would have been avoided by the use of the System, Exchange Data, or any BATS Specifications without such hardware, software, or materials.

In the event of a claim, action or allegation of infringement or misappropriation or if, in BATS' reasonable opinion, such a claim, action or allegation is likely to occur or if the use of the System, Exchange Data, or any BATS Specifications is enjoined because of infringement or misappropriation, BATS may, at its sole option and expense, (i) procure for Data Recipient the right to continue using the System, Exchange Data, or any BATS Specifications; (ii) replace or modify the System, Exchange Data, or any BATS Specifications to be non-infringing, and require the return of the potentially infringing or misappropriating items, if applicable, without liability to Data Recipient or any other third party; or (iii) terminate this Agreement immediately without liability to Data Recipient (other than indemnification by BATS in accordance with this Section) or any third party.

This Section sets forth the entire liability of BATS and the exclusive remedy of Data Recipient for the infringement or misappropriation of intellectual property by BATS.

18. Assignment. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Data Recipient may not assign this Agreement without the prior written consent of BATS; provided, however, that BATS shall not unreasonably withhold such consent. Notwithstanding the foregoing, Data Recipient may assign this Agreement to (a) an affiliate or subsidiary; (b) a successor of Data Recipient, by consolidation, merger, or operation of law; or (c) a purchase of all or substantially all of Data Recipient's assets, in each case without the prior written consent of BATS, provided that Data Recipient (a) is not currently in breach of this Agreement or delinquent in any fees owed to BATS hereunder and (b) provides prior written notice to BATS. BATS may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party upon prior written notice to Data Recipient.

19. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

20. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

21. Relationship of the Parties. Nothing herein shall be construed to create a joint venture or partnership between the parties hereto. Neither party hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any contract, agreement, or undertaking with any third party.

22. Entire Agreement; Priority Rules; Amendment; Waiver. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of any applicable Additional Agreements entered into by Data Recipient with the Exchange shall be incorporated herein by reference, and, together with this Agreement, shall constitute the complete and entire statement of all conditions and representations of the agreement between BATS and Data Recipient with respect to its subject matter and supersedes all prior writings or understandings, including, without limitation, any Exchange Data Vendor Agreement entered into with the Exchanges. If there is any conflict or inconsistency between this Agreement and any of the Additional Agreements with respect to the receipt or use of Exchange Data as contemplated herein, the following order of precedence shall apply, to the extent applicable to Data Recipient: (a) the Price List or Fee Schedule; (b) the Exchange Data Order Form and System Description; (c) this Agreement; (d) the User Agreement; and (e) any additional terms and conditions, policies or agreements entered into by Data Recipient with BATS.

Except as may otherwise be set forth in this Agreement, BATS may alter any term or condition of this Agreement or the Subscriber Agreement on 60 days' prior written notice to Data Recipient, and any receipt or use of Exchange Data after such date is deemed acceptance of the new term or condition. The means of notifying Data Recipient of such new term or condition may include, but not be limited to, emailing such term or condition to Data Recipient or posting such alteration on the BATS web site or a successor site upon written notice to Data Recipient. No failure on the part of BATS or Data Recipient to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

23. Governing Law; Venue. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement.

24. Affiliates. Notwithstanding anything to the contrary in this Agreement, any affiliate of the Data Recipient is entitled to exercise the rights of Data Recipient set forth herein on behalf of itself, the Data Recipient, or any other affiliate of the Data Recipient, including, but not limited to, rights to use and distribute Exchange Data to other parties, subject to the terms of this Agreement. If this Agreement will be applicable to an affiliate, Data Recipient must submit a list of any such affiliate(s) to BATS. By submitting the names of its affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each affiliate and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY BATS AGAINST ANY ACTION OR INACTION BY AN AFFILIATE AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S). All of the rights and licenses granted to, and all obligations of, Data Recipient under this Agreement will apply to such affiliate(s) to the same extent as applicable to Data Recipient.

For purposes of this Agreement, an "affiliate" of Data Recipient shall include any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise. The Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with this Agreement to any affiliate of the Data Recipient or an authorized third party agent, which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with this Agreement.

25. Headings. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

26. Cumulative Remedies. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties (including without limitation the Additional Agreements) or otherwise.

27. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Data Recipient: ______________________________

Signature: ______________________________

Printed Name: ______________________________

Title: ______________________________

BATS Global Markets Holdings, Inc., on behalf of itself and its subsidiaries and affiliates

Signature: ______________________________

Printed Name: Tamara Schademann

Title: SVP

Date: ______________________________

BATS Global Markets Holdings, Inc.
Data Feed Order Form and System Description

☐ Initial Form ☐ Amended Form ☐ ADD/REMOVE Data Feed Subscription

DATA RECIPIENT INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip:
BILLING ADDRESS			
Address of Billing Office:			
City:		State:	Zip:
BUSINESS CONTACT		**BILLING CONTACT**	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:
MARKET DATA ADMINISTRATOR*		**TECHNICAL CONTACT**	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

***The Market Data Administrator will be assigned a web log-in to manage the Data Recipient's monthly usage reporting. Please attach an additional sheet with equivalent information if additional log-ins are required.**

How will you receive BATS data?
- ☐ Directly from BATS (complete Connectivity Section A)
- ☐ Through one or more data Vendors (complete Connectivity Section B)
- ☐ Both (complete Connectivity Sections A and B)

CONNECTIVITY – SECTION A

Data Center Location: ☐ Primary – Weehawken ☐ Secondary – Chicago ☐ PoP - Secaucus

Connection Type:

☐ Co-location Cross connect ☐ 1G ☐ 10G ☐ Other: ____________________

☐ Long haul circuit

☐ Extranet

- ☐ BT Radianz
- ☐ Fixnetix
- ☐ GuavaTech, Inc.
- ☐ Interactive Data
- ☐ IPC Systems, Inc.
- ☐ NexGen Networks
- ☐ NYSE Technologies (SFTI)
- ☐ QuantHouse
- ☐ Reliance Globalcom
- ☐ SAVVIS, Inc.
- ☐ TMX Atrium Networks
- ☐ TNSi

☐ Other: ____________________

CONNECTIVITY – SECTION B

Please identify all market data Vendors through which you will receive BATS market data:

DATA FEED SUBSCRIPTION / CHANGE REQUEST

BATS Exchange, Inc. (BZX)

Multicast PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

TCP PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

Options Multicast PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

TOP (Level 1)
☐ ADD ☐ REMOVE Effective Date: ____________

Last Sale
☐ ADD ☐ REMOVE Effective Date: ____________

Historical Data (Refer to the Additional BATS Data Feeds section below for additional instructions.)
☐ ADD

BATS Y-Exchange, Inc. (BYX)

Multicast PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

TCP PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

TOP (Level 1)
☐ ADD ☐ REMOVE Effective Date: ____________

Last Sale
☐ ADD ☐ REMOVE Effective Date: ____________

Historical Data (Refer to the Additional BATS Data Feeds section below for additional instructions.)
☐ ADD

European Market Data - BATS Book Feed

TCP PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

European Market Data – Chi-X Book Feed

TCP PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

SYSTEM DESCRIPTION

Please provide a complete description of the system that makes use of BATS data and the use of the data internally or if you are distributing externally, a description of the service(s) and data you plan to provide to your customers. Please attach with this description any available diagrams or flow charts to aid the in the system description. Attach additional pages as necessary.

Will your organization use BATS data internally? ☐ Yes ☐ No

Will your organization distribute BATS data to Affiliates**? ☐ Yes ☐ No
If yes, please complete the BATS Global Markets Holdings List of Affiliates.

** "Affiliate" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

Will your organization distribute BATS data externally? ☐ Yes ☐ No
If yes, is the data distribution ☐ Controlled ☐ Uncontrolled or ☐ Both
Please provide information for all Data Users receiving uncontrolled BATS data from your organization.

DATA USER INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip:
BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

DATA USER INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip:
BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

DATA USER INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip:
BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

Please attach additional information as needed.

DATA FROM OPTIONS PRICING REPORTING AUTHORITY (OPRA)

Dissemination of BATS Options data is limited to parties who have equivalent access to Consolidated Options Information disseminated by OPRA for the same classes or series of options that are included in the Proprietary Information. Access to consolidated Options Information and access to Proprietary Information are deemed "equivalent" if both kinds of information are equally accessible.

Indicate whether you currently receive data from OPRA: ☐ Yes ☐ No

If yes, please indicate which vendor provides your OPRA data:______________________________

ADDITIONAL BATS DATA FEEDS

HISTORICAL DATA

Data Recipients can subscribe to BATS Historical PITCH, TOP, and Last Sale data on a T+1 basis. Up to three months of data is available via download from the BATS website. Additional data can be uploaded to a 1TB hard drive for a single fee per drive.

A BATS web login account is required to subscribe to these Historical Data feeds. For assistance, please visit http://www.batstrading.com/market_data/products/ or contact the BATS Trade Desk at 913.815.7001 or tradedesk@bats.com.

OTHER DATA FEEDS

BATS Options Multicast PITCH, BATS Auction Feed, and BATS Multicast Latency Feed will continue to be provided free of charge to Data Recipients. To request a subscription to these feeds, contact the BATS Trade Desk at 913.815.7001 or tradedesk@bats.com.

____
Signature of Data Recipient Authorized Representative

____
Printed Name

____
Title

____
Date

BATS Global Markets Holdings, Inc.
List of Affiliates

This List of Affiliates is for the BATS Global Markets Holdings, Inc. Data Agreement and/or other relevant BATS Global Markets Holdings, Inc. data agreements.

"Affiliate" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

By submitting the names of its Affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each Affiliate, as may be modified by Data Recipient from time to time, and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY BATS GLOBAL MARKETS HOLDINGS, INC. AND ITS AFFILIATES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE OF DATA RECIPIENT AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND, DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S).

Data Recipient may regard changes to the table below as accepted by BATS unless BATS notifies Data Recipient of an objection within 30 days of receipt of notification of the change.

NAME OF AFFILIATE	REGISTERED ADDRESS

**Attach additional page(s) as necessary.*

I certify that the information provided on this List of Affiliates is complete and accurate.

____
Data Recipient Name

______________________________ ______________________________
Signature of Data Recipient Authorized Representative Date

______________________________ ______________________________
Printed Name Title

BATS Global Markets Holdings, Inc.
Subscriber Agreement

Vendor may not modify or waive any term of this Agreement. Any attempt to modify this Agreement, except by BATS Global Markets Holdings, Inc. or its affiliates (collectively, "BATS"), is void.

This BATS Global Markets Holdings, Inc. Subscriber Agreement (this "Agreement"), with an effective date as of the last date executed on the signature page hereof, is made by and between the vendor referenced below ("Vendor") and the subscriber referenced below ("Subscriber").

1. **Definitions.** Capitalized terms used herein shall have the meanings set forth in this Section 1.

"Claims or Losses" shall mean any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third-party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage, and (b) administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in-house personnel).

"Exchange Data" shall mean certain data and other information relating to securities or other financial instruments, products, vehicles or devices; or relating to Persons regulated by BATS or to activities of BATS; or gathered by BATS from other sources.

"Non-Professional Subscriber" shall mean any natural person who is not: (a) registered or qualified in any capacity with the SEC, the Commodities Futures Trading Commission, any state securities agency, any securities exchange or association, or any commodities or futures contract market or association; (b) engaged as an "investment advisor" as that term is defined in Section 202(a)(11) of the Investment Advisors Act of 1940 (whether or not registered or qualified under that Act); or (c) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that would require registration or qualification if such functions were performed for an organization not so exempt.

"Person" shall mean any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Professional Subscriber" shall mean all other Persons who do not meet the definition of Non-Professional Subscriber.

"SEC" shall mean the U.S. Securities and Exchange Commission.

"Subscriber" shall mean, collectively, all Non-Professional Subscribers and Professional Subscribers.

"Vendor" shall mean "Data Recipient," as that term is defined in the BATS Global Markets Holdings, Inc. Data Agreement, as may be modified from time to time.

"Vendor's Service" shall mean the service from a Vendor, including the data processing equipment, software, and communications facilities related thereto, for receiving, processing, transmitting, using, and disseminating Exchange Data to or by Subscriber.

2. **Use of Data.** Subscriber may not sell, lease, furnish or otherwise permit or provide access to Exchange Data to any other Person or to any other office or place. Subscriber will not engage in the operation of any illegal business use or permit anyone else to use Exchange Data, or any part thereof, for any illegal purpose or violation of any BATS or SEC rule or regulation. Subscriber may not present Exchange Data rendered in any unfair, misleading, or discriminatory format. Subscriber shall take reasonable security precautions to prevent unauthorized Persons from gaining access to Exchange Data.

Use by Non-Professional Subscribers. Exchange Data is licensed only for personal use by a Non-Professional Subscriber. By representing to Vendor that Subscriber is a Non-Professional Subscriber, or by continuing to receive Exchange Data at a Non-Professional Subscriber rate, Subscriber is affirming to Vendor and BATS that Subscriber meets the definition of Non-Professional Subscriber as set forth herein. A Non-Professional Subscriber shall comply promptly with any reasonable request from BATS, or its designee, for information regarding the Non-Professional Subscriber's receipt, processing, display, use, and redistribution of Exchange Data.

Use by Professional Subscribers. Exchange Data is licensed for internal business use and/or personal use by a Professional Subscriber. Professional Subscriber may, on a non-continuous basis, furnish limited amounts of Exchange Data to customers in written advertisements, correspondence, or other literature during voice telephonic conversations not entailing computerized voice, automated information inquiry systems, or similar technologies. Professional Subscriber shall make its premises available to BATS, or its designee, for physical inspection of Vendor's Service and of Professional Subscriber's use of Exchange Data (including review of any records regarding use of or access to Exchange Data and the number and locations of all devices that receive Exchange Data), all at reasonable times and upon reasonable notice, to ensure compliance with this Agreement.

3. **Proprietary Data.** BATS grants to Subscriber a non-exclusive, non-transferable license during the term of the Agreement to receive Exchange Data distributed to it by Vendor and, thereafter, to use such Exchange Data as permitted under the terms of this Agreement and all applicable laws, statutes, rules, and regulations of BATS and the SEC, including but not limited to, BATS' rule filings, BATS' decisions and interpretations and any specifications or successors of such laws, statutes, rules, and regulations. Subscriber acknowledges and agrees that BATS and its affiliates have proprietary rights to Exchange Data that originates on or is derived from markets regulated or operated by BATS and compilation or other rights to Exchange Data gathered from other sources. Subscriber further acknowledges and agrees that BATS' third-party information providers have exclusive proprietary rights to their respective information. In the event of any misappropriation or misuse by Subscriber or anyone who accesses Exchange Data through Subscriber, BATS or its third-party information providers shall have the right to obtain injunctive relief for its respective materials. Subscriber shall attribute the source of Exchange Data as appropriate under all circumstances.

4. **Payment.** Subscriber shall assume full and complete responsibility for the payment of any taxes, charges, or assessments imposed on Subscriber or BATS (except for U.S. federal, state, or local incomes taxes, if any, imposed on BATS) by any foreign or domestic national, state, provincial, or local governmental bodies, or subdivisions thereof, and any penalties or interest relating to the provision of Exchange Data to Subscriber. Interest shall be due from the date of the invoice to the time that the amounts that are due have been paid. To the extent permitted by applicable law, Subscriber acknowledges and agrees that the termination of Vendor's Services for failure to make payments shall not be considered an improper limitation of access by BATS. For Professional Subscribers, if any payment is due directly to BATS under this Agreement, payment in full is due BATS in immediately available funds within 30 days of the date of an invoice, whether or not use is made of, or access it made to, Exchange Data. Subscriber agrees to pay BATS a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

5. **System.** Subscriber acknowledges that BATS, in its sole discretion, may from time to time make modifications to its system or Exchange Data. Such modifications may require corresponding changes to be made to Vendor's Service. Changes or the failure to make timely changes by Vendor may sever, delay, or otherwise affect Subscriber's access to or use of Exchange Data. BATS shall not be responsible for any such effects. BATS does not endorse or approve any Vendor, Vendor's Service or equipment utilized by Vendor or Subscriber.

6. **Limitation of Liability.**

BATS, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Subscriber or to any other Person for any inaccurate or incomplete Exchange Data received from BATS or from Vendor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions.

This Section shall not relieve BATS, Vendor, Subscriber, or any other Person from liability for damages that result from their own gross negligence or willful tortious misconduct or from personal injury or wrongful death claims..

BATS, Vendor, and Subscriber understand and agree that the terms of this Section reflect a reasonable allocation of risk and limitation of liability.

7. **Disclaimer of Warranties.** SUBSCRIBER EXPRESSLY ACKNOWLEDGES THAT BATS AND ITS THIRD-PARTY INFORMATION PROVIDERS DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE.

8. Third-Party Information Providers' Limitation of Liability. BATS' third-party information providers shall have no liability for any damages, whether direct or indirect, whether lost profits, indirect, special, or consequential damages of Subscriber or any other Person seeking relief through Subscriber relating to the accuracy of or delays or omissions in any Exchange Data provided by BATS' third-party information providers, even if the third-party information providers have been advised of the possibility of such damages. In no event will the liability of the third-party information providers or their affiliates to Subscriber or any other Person seeking relief through Subscriber pursuant to any cause of action, whether in contract, tort, or otherwise, exceed the fee paid by Subscriber or any other Person seeking relief through Subscriber, as applicable.

9. Claims and Losses. Subscriber agrees to indemnify and hold harmless BATS, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related Persons from any and all Claims or Losses imposed on, incurred by, or asserted as a result of or relating to: (a) any noncompliance by Subscriber with the terms and conditions hereof; and (b) any third-party actions related to Subscriber's receipt and use of Exchange Data, whether authorized or unauthorized under this Agreement. Each party agrees to indemnify and hold harmless (and in every case, BATS shall be permitted to solely defend and settle) another party (including BATS) and their owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related Persons, against any Claims or Losses arising from, involving, or relating to a claim of infringement or other violation of an intellectual property right by the indemnifying party provided that: (a) the indemnified party promptly notifies the indemnifying party in writing of the Claims or Losses; and (b) the indemnified party reasonably cooperates in the defense of the Claims or Losses.

10. Termination. Subscriber acknowledges that BATS, when required to do so in fulfillment of statutory obligations or otherwise, may by notice to Vendor unilaterally limit or terminate the right of any or all Persons to receive or use Exchange Data, or any part thereof, and that Vendor shall immediately comply with any such notice and terminate or limit the furnishing of Exchange Data and confirm such compliance by written notice to BATS. Any affected Person will have available to it such procedural protections as are provided by the Securities Exchange Act of 1934 (the "Act") and applicable rules and regulations thereunder. In addition to the termination rights permitted under any agreement Subscriber may have with Vendor, this Agreement may be terminated by Subscriber upon 30 days' written notice to Vendor and by BATS upon 30 days' written notice either to Vendor or Subscriber. In the event of Subscriber's breach, the discovery of the untruth of any representation or warranty of Subscriber, or where directed by the SEC in its regulatory authority, BATS may terminate this Agreement upon not less than 3 days' written notice to Subscriber provided either by BATS or Vendor.

11. Notices. All communications required to be given in writing to BATS under this Agreement shall be directed to:

BATS Global Markets Holdings, Inc.
8050 Marshall Drive, Suite 120
Lenexa, KS 66214
Attn: Legal Department

Direct communication to Subscriber at the last address known to Vendor shall be considered given (a) upon actual receipt if delivered by email, or (b) upon posting the notice or other communication on www.bats.com or a successor site. Subscriber promptly shall give written notice to Vendor of any change in the name or place of residence or business at which Exchange Data is received.

12. Assignment. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Neither Vendor nor Subscriber shall assign this Agreement (including by operation of law) without the prior written consent of BATS, provided, however, that BATS shall not unreasonably withhold such consent. Notwithstanding the foregoing, Vendor or Subscriber may assign this Agreement to an affiliate or subsidiary without the prior written consent of BATS, provided that the assigning party is not currently in breach of this Agreement or delinquent in any fees owed to BATS. BATS may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to Vendor and Subscriber.

13. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

14. Entire Agreement; Amendment; Waiver. This Agreement constitutes the complete and entire agreement of the parties to this Agreement with respect to its subject matter and supersedes all prior writings or understandings. If there is any conflict and/or inconsistency between this Agreement and Vendor's agreement with Subscriber, the terms of this Agreement shall prevail as between BATS and Subscriber. BATS may modify any term of this Agreement upon 60 days' written notice either to Vendor or Subscriber, and any use of Exchange Data after such date shall be deemed acceptance of the new term or condition. No failure on the part of BATS or Subscriber to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

15. Governing Law; Venue. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Subscriber hereby submits to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement.

16. Headings. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

17. Third-Party Beneficiary. Vendor and Subscriber hereby designate BATS as a third-party beneficiary of this Agreement, having the right to enforce any provision herein.

18. Cumulative Remedies. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties (including without limitation the Additional Agreements) or otherwise.

19. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

To execute this Agreement, you must be 18 years of age and you must designate yourself as either a Non-Professional Subscriber or Professional Subscriber (see Section 2 above).

Subscriber Type: ☐ Individual – Complete Section A.

☐ Firm or Organization – Complete Section B.

A. Individual Subscriber Information

Subscriber Name:______________________________

Signature:______________________________ Date:____________

Subscriber Status: ☐ **Professional** ☐ **Non-Professional***

**To qualify as a Non-Professional Subscriber, you must meet all of the terms set forth in Section 2 of the Agreement.*

B. Organizational Subscriber Information

Subscriber Organization Name:______________________________

Representative Name:______________________________ Title:____________

Signature:______________________________ Date:____________

**The Representative must be authorized in writing by the organization or firm to execute the Agreement. BATS may request documentation evidencing this authority.*

Vendor Information (for Vendor or Data Provider Use Only)

Vendor Name:______________________________

Representative Name:______________________________ Title:____________

Signature:______________________________ Date:____________

**The Representative must be authorized in writing by Vendor to execute the Agreement. BATS may request documentation evidencing this authority.*

BATS Global Markets Holdings, Inc.
Service Facilitator List

This Service Facilitator List is for the BATS Global Markets Holdings, Inc. Data Agreement and/or other relevant BATS Global Markets Holdings, Inc. data agreements.

DATA RECIPIENT INFORMATION	
Company Name:	Date:

SERVICE FACILITATOR INFORMATION		
Company Name:		Date:
Address of Receipt of Exchange Data:		
City:	State:	Zip:
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone:	
Description of service provided:		
DATA DISTRIBUTION: ☐ Controlled ☐ Uncontrolled		

SERVICE FACILITATOR INFORMATION		
Company Name:		Date:
Address of Receipt of Exchange Data:		
City:	State:	Zip:
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone:	
Description of service provided:		
DATA DISTRIBUTION: ☐ Controlled ☐ Uncontrolled		

**Attach Additional pages(s) as necessary*

I certify that the information provided on this Service Facilitator List is complete and accurate.

____
Data Recipient Name

_______________________________ _______________________
Signature of Data Recipient Authorized Representative Date

_______________________________ _______________________
Printed Name Title

BATS Global Markets Holdings, Inc.
External Controlled Data Distributor Trial Addendum

This BATS Global Markets Holdings, Inc. External Controlled Data Distributor Trial Addendum (this "Addendum") amends and supplements the BATS Global Markets Holdings, Inc. Data Agreement (including any amendments thereto, the "Data Agreement") entered into between BATS Global Markets Holdings, Inc., a Delaware corporation ("BATS"), and the External Controlled Data Distributor referenced below ("ECDD"). Capitalized terms used and not defined in this Addendum shall have the respective meanings set forth in the Data Agreement.

A. ECDD qualifies as an External Controlled Data Distributor, as specified in the BATS Global Markets Holdings, Inc. U.S. Market Data Policies (as may be amended by BATS in its discretion from time to time, the "Policies").

B. ECDD desires to offer Exchange Data to Data Users on a trial basis.

C. BATS is willing to permit such distribution of Exchange Data to Data Users on a trial basis, subject to the terms and conditions of this Addendum.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, BATS and ECDD agree as follows:

1. **Trial.** ECDD may provide Exchange Data to Data Users on a trial basis, solely in accordance with the Trial Usage terms and conditions set forth in the Policies.

2. **Disclaimer and Limitation.** ECDD ACKNOWLEDGES AND AGREES THAT (A) ANY AND ALL EXCHANGE DATA PROVIDED UNDER THIS ADDENDUM IS PROVIDED ON AN "AS IS," "AS AVAILABLE" BASIS, WITHOUT WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, (B) AS BETWEEN BATS AND ECDD, ECDD SHALL BE SOLELY RESPONSIBLE FOR ALL DISTRIBUTION AND USE OF ANY EXCHANGE DATA PURSUANT TO THIS ADDENDUM, AND (C) UNDER NO CIRCUMSTANCES SHALL BATS, ANY EXCHANGE OR ANY OTHER AFFILIATES OF BATS HAVE ANY LIABILITY FOR ANY EXPENSES, COSTS, DAMAGES, LOSSES AND LIABILITIES OF ANY NATURE WHATSOEVER, INCLUDING WITHOUT LIMITATION DIRECT, INDIRECT, CONSEQUENTIAL, SPECIAL, PUNITIVE OR INDIVIDUAL DAMAGES, LOST PROFITS, OR TRADING LOSSES, REGARDLESS OF THE FORM OF ACTION, AND WHETHER OR NOT FORESEEABLE, ARISING OUT OF THIS ADDENDUM OR ANY USE OF, INABILITY TO USE, OR RELIANCE UPON ANY EXCHANGE DATA PROVIDED HEREUNDER.

3. **Indemnification.** ECDD shall indemnify and hold harmless BATS Indemnified Parties from and against any and all Claims and Losses imposed on or asserted against BATS Indemnified Parties by a third party resulting from, in connection with, or arising out of (a) any distribution by ECDD of Exchange Data under this Addendum, and/or (b) any use of, inability to use, or reliance upon any Exchange Data by any Data User to which ECDD provides Exchange Data on a trial basis, whether or not authorized by ECDD.

4. **Miscellaneous.** This Addendum amends and supplements the Data Agreement and all terms thereof are hereby incorporated by reference herein. In the event of any conflict between the terms of this Addendum and the terms of the Data Agreement, the terms of this Addendum shall control.

IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be executed by their duly authorized officers.

External Controlled Data Distributor	BATS Global Markets Holdings, Inc. on behalf of itself and its subsidiaries and affiliates
Firm: ______________________	Signature: ______________________
Signature: ______________________	Printed Name: Tamara Schademann
Printed Name: ______________________	Title: SVP
Title: ______________________	Date: ______________________

Academic Use of BATS Historical Data
Terms and Conditions

1 **General.** BATS historical data and content (collectively "BATS Content"), by its terms, is not permitted to be distributed, but rather, is restricted as internal use only content. Subject to these terms and conditions, BATS waives this restriction for use in academic studies and publications, subject to the pre-authorization requirement of Section 7 below.

2 **Appearance of Content.** You will ensure that the presentation of the BATS Content will be consistent with BATS's own use of the BATS Content in comparable media. You should ensure that, to the extent practicable, BATS Content is clearly attributed as originating from BATS. All trademarks and service marks included in BATS Content will be designated with "SM", "TM", or ®, in the manner directed by BATS.

3 **Use Exclusively for Academic Purposes.** Any use of the BATS Content will be for academic research and/or academic publication only, and will not be used for trading purposes or the development of trading strategies.

4 **Public Disclosure of BATS Content.** At least 10 business days prior to the public release of any publication including BATS Content or reference to BATS Content, you agree to provide BATS with a draft of such publication for review and authorization. Publication of BATS Content or reference to BATS Content without BATS' express written authorization is prohibited.

5 **Restrictions on Use.** You may not use or display the BATS Content in the following ways:

a. In any manner that implies a relationship, affiliation, sponsorship, or endorsement or that suggests editorial content has been authored by or represents the views or opinions of BATS or BATS personnel;

b. In any manner that is misleading, defamatory, infringing, libelous, disparaging, obscene or otherwise objectionable to BATS, or impairing of the rights of BATS in its trademarks or logos, in the sole opinion of BATS; and

c. On a site that violates any law or regulation or is otherwise deemed unsuitable by BATS.

6 **Free Access to BATS Content.** You may not charge for access or use of BATS Content by third parties unless such charge is a flat fee payable for access to materials containing the BATS Content, such that the fee is not payable, in whole or in part, specifically to access BATS Content. Any other fee arrangements will be deemed to be in violation of these Terms and Conditions.

7 **Redistribution of BATS Content.** You may not distribute BATS Content in its aggregate form as received from BATS without express written consent from BATS. Any distribution other than that described in the Request to Use BATS Content will be deemed to be in violation of these Terms and Conditions.

8 **Security of BATS Content.** Given the sensitive nature of BATS Content, you agree to control BATS Content with the same degree of care given to sensitive personal information.

9 **Modifying Permission.** BATS reserves the right in its sole discretion to terminate or modify your permission to display BATS Content at any time and to take action against any use that does not conform to these terms and conditions, infringes any BATS intellectual property or other right, or violates applicable law.

10 **Non-Exclusive Remedy.** You will make any changes to your use of BATS Content as requested by BATS. This remedy is in addition to any other legal remedies to which BATS may be entitled in relation to your use of BATS Content.

I acknowledge that I have reviewed the above Terms and Conditions for use of BATS Content and that I and my organization agree to those Terms and Conditions which will govern any use of BATS Content in relation to the associated Request to Use BATS Content. I understand that submitting these Terms and Conditions to BATS in no way grants or implies permission to use BATS Content in any form.

Signature:______________________________

Printed Name:___________________________

Title:__________________________________

Organization:___________________________

Date:__________________________________

Upon signing these Terms and Conditions, submit to BATS Membership Services via fax to 913.815.7119, email to membershipservices@bats.com or certified or first class mail to:

BATS Exchange, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

BATS Global Markets Holdings, Inc.
Extranet Agreement

This Extranet Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Global Markets Holdings, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("BATS"), on behalf of itself and BATS Exchange, Inc., a Delaware corporation ("BZX"), and BATS Y-Exchange, Inc., a Delaware corporation ("BYX," and collectively with BZX, the "Exchange") and the service provider referenced below ("Provider").

1. **Connectivity to the Exchange and Redistribution of BATS Data Feeds.** This Agreement authorizes Provider to access the Exchange in order to provide Authorized Third Parties, as defined below, with access to the Exchange and/or certain data feeds associated therewith. In order to receive and/or redistribute Exchange data, Provider shall also enter into a BATS Global Markets Holdings, Inc. Data Agreement with BATS (as may be amended, modified or supplemented from time to time, the "Data Agreement").

2. **Authorized Third Parties.** An Authorized Third Party is a party that: (a) has entered into an effective and current (i) User Agreement with BZX and/or BYX; and/or (ii) Data Agreement (formerly the Exchange Data Vendor Agreement) with BATS; and (b) the Exchange has approved to connect to the Exchange via connectivity supplied by Provider or to receive Exchange data transmitted through Provider. In order for a party to be approved, Provider must submit a request to BATS at noc@bats.com that includes the name and contact information of the party to whom connectivity will be provided. BATS will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by BATS, Provider may not provide the applicable party with connectivity to the Exchange.

3. **Access to the Exchange.** This Agreement and the Data Agreement authorize Provider to access the Exchange in order to: (a) receive the BATS Multicast Feed (the "Feed") and to distribute the Feed to Authorized Third Parties (the "Feed Related Services"); and (b) provide an Authorized Third Party with network connectivity services in order to access or receive information from the Exchange (the "Network Connectivity Services" and, collectively with the Feed Related Services, the "Services").

4. **List of Authorized Third Parties.** Provider shall maintain, keep current, and provide to BATS monthly, or more frequently upon request, a list of Authorized Third Parties to whom Provider provides either or both of the Services.

5. **Right to Deny Redistribution.** BATS retains the right to direct Provider to terminate either or both of the Services for any reason or no reason, in which event BATS shall notify Provider and Provider shall cease providing either or both of the Services, as applicable, as soon as commercially practicable.

6. **Discontinuance and Changes to Exchange Data.** Subject to the terms and conditions of the Data Agreement, Provider acknowledges that BATS, in its reasonable discretion, may choose to discontinue its distribution of the Feed or to change the nature or distribution format of the Feed at any time. BATS will use commercially reasonable efforts to provide Provider with reasonable advance notice of such discontinuation or changes.

7. **Network Requirements.** Provider must comply with all applicable BATS Network Requirements, contained in the Connectivity Manual, available at http://batstrading.com/resources/membership/BATS_Connectivity_Manual.pdf, as updated from time to time. BATS will provide notice of any updates to the BATS Network Requirements and Provider shall comply with the updated BATS Network Requirements within thirty (30) days of receipt of notice.

8. **Disclosure of Provider's Status as an Extranet.** BATS will include the Provider's sales contact and service offerings in materials made publicly available by BATS within two (2) weeks of both execution of this Agreement and verification that Provider is in compliance with the BATS Network Requirements.

9. **Publicity.** Other than as permitted in Section 8 above, neither party shall disclose the terms of this Agreement, nor use the other party's name, trade names, trademarks or logos in any press release without prior written consent of the other party.

10. **Fees.** Provider agrees to make timely payment of fees, charges and costs assessed by BATS in connection with the Services, as well as any applicable late fees for the failure to make payment within the required time period. Applicable fees shall be set forth in Exchange Rules or posted on BATS' web site. Subject to the Securities Exchange Act of 1934 (the "Act"), each Exchange reserves the right to change its fee schedule, including fees applicable to Provider. Fees are payable within 30 days of the invoice date. Provider agrees to pay BATS a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona

fide dispute. BATS will use commercially reasonable efforts to provide reasonable advance notice to Provider (delivered via e-mail and posted to BATS' web site) of any such change to fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change.

11. **BATS Options Data.** Provider represents and warrants that prior to redistributing data from any options market operated by BATS ("BATS Options Data") to any party that has already been approved as an Authorized Third Party by BATS, Provider will obtain the prior written approval of BATS. Provider acknowledges and understands that prior to redistributing BATS Options Data, it is necessary for BATS to confirm that BATS has received a representation from each Authorized Third Party representing that such party has access to consolidated options data disseminated by the Options Pricing Reporting Authority, or OPRA.

12. **Term and Termination.** This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by either party upon twenty-four (24) hours written notice to the other party.

13. **Choice of Law.** This Agreement shall be governed by the laws of the State of New York without regard to its choice of law provisions.

14. **Assignment.** This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Provider may not assign this Agreement (including by operation of law) without the prior written consent of BATS, provided, however, that BATS shall not unreasonably withhold such consent.

15. **Entire Agreement; Amendment and Modification.** This Agreement, together with any other documents incorporated herein by reference, constitutes the sole and entire agreement of the parties to this Agreement, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both oral and written, with respect to such subject matter. Except as otherwise set forth herein, this Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.

16. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

17. **Counterparts.** This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Service Provider	**BATS Global Markets Holdings, Inc.**, on behalf of itself and BATS Exchange, Inc. and BATS Y-Exchange, Inc.
Signature	Signature
Printed Name	Printed Name
Title (must be officer)	Title
Name of Firm	Date

<table>
<tr><th colspan="6">SERVICE PROVIDER INFORMATION</th></tr>
<tr><td colspan="6">Firm:</td></tr>
<tr><td colspan="6">Address:</td></tr>
<tr><td colspan="3">City:</td><td colspan="2">State:</td><td>Zip:</td></tr>
<tr><th colspan="3">BUSINESS CONTACT</th><th colspan="3">TECHNICAL CONTACT</th></tr>
<tr><td colspan="3">Name:</td><td colspan="3">Name:</td></tr>
<tr><td colspan="3">Email:</td><td colspan="3">Email:</td></tr>
<tr><td>Phone:</td><td colspan="2">Fax:</td><td colspan="2">Phone:</td><td>Fax:</td></tr>
<tr><th colspan="3">BILLING ADDRESS</th><th colspan="3">BILLING CONTACT</th></tr>
<tr><td colspan="3">Firm:</td><td colspan="3">Name:</td></tr>
<tr><td colspan="3">Address:</td><td colspan="3">Email:</td></tr>
<tr><td>City:</td><td>State:</td><td>Zip:</td><td colspan="2">Phone:</td><td>Fax:</td></tr>
</table>

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. Officers shall be appointed by the Board on an annual basis. These individuals will serve in these positions until their successors are appointed in accordance with the Certificate of Incorporation and Bylaws. Officers of the Exchange will serve at the pleasure of the Board of Directors.

Officers

Name:	Title:	Appointment Date:	Termination/ Change Position Date:	Anticipated re-appointment:
Joe Ratterman	Chief Executive Officer	02/11/14		February, 2015
Joe Ratterman	President	07/22/14		February, 2015
Chris Isaacson	Executive Vice President, Chief Information Officer	02/11/14		February, 2015
Bryan Harkins	Executive Vice President, Head of U.S. Markets	02/11/14		February, 2015

Tami Schademann	Executive Vice President, Chief Regulatory Officer	02/11/14	February, 2015
Eric Swanson	Executive Vice President, General Counsel, Secretary	02/11/14	February, 2015
Brian N. Schell	Executive Vice President, Chief Financial Officer, Treasurer	02/11/14	February, 2015
Phillip Ratterman	Vice President, Core Software Engineering	02/11/14	February, 2015
Charles Randy Williams	Senior Vice President, Global Investor Relations & Communications	02/11/14	February, 2015
Tony Barchetto	Senior Vice President, Business Development	02/11/14	February, 2015
Anders Franzon	Vice President, Associate General Counsel	02/11/14	February, 2015
Jeromee Johnson	Vice President, Options Market Development	02/11/14	February, 2015
Joe Bracco	Senior Vice President, Head of Institutional and Strategic Relations	02/11/14	February, 2015
Bryan Christian	Senior Vice President, Head of U.S. Sales	02/11/14	February, 2015
Troy Yeazel	Vice President, Operations	02/11/14	February, 2015
Jeff Connell	Vice President, Market Oversight	02/11/14	February, 2015
Derick Shupe	Vice President, Controller	02/11/14	February, 2015

Greg Steinberg	Vice President, Assistant Secretary & Associate General Counsel	02/11/14		February, 2015
Aaron Weissenfluh	Vice President, Chief Information Security Officer	02/11/14		February, 2015
Eric Crampton	Vice President Global Head of Software Engineering	02/11/14		February, 2015
Rodney Burt	Vice President, Infrastructure	02/11/14		February, 2015
Kevin Carrai	Vice President, Connectivity & Member Services	02/11/14		February, 2015
Jim Gorman	Vice President, Communications	02/11/14		February, 2015
Stacie Fleming	Vice President, Communication	02/11/14		February, 2015

Former Officers

Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Joe Ratterman	President	2/12/13	1/31/14
Chris Isaacson	Chief Operating Officer	2/12/13	1/31/14
Ken Conklin	Senior Vice President, Business Development and Marketing	02/11/14	04/30/14
William O'Brien	President	1/31/14	7/21/14

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve staggered, three-year terms. The current directors of the Exchange are the persons listed below:

Name	Classification(s)	Appointed on:	Termination Date	Class (Anticipated Expiration)[1]
Joseph Ratterman	Chairman/Industry	10/13/10		N/A
James Selway	Member Representative/Industry	11/09/12		Class II (Fall 2015)
Chris Concannon	Member Representative/Industry	03/12/12		Class III (Fall 2016)
Christopher Isaacson	Industry	11/09/12		Class II (Fall 2015)
Brett Redfearn	Industry	10/13/11		Class I (Fall 2014)
Peter Wallison	Non-Industry/Independent	10/13/11		Class I (Fall 2014)
David Roscoe	Non-Industry/Independent	10/13/10		Class III (Fall 2016)
Harry Temkin	Non-Industry/Independent	10/13/11		Class I (Fall 2014)
Sandy Kemper	Non-Industry/Independent	11/09/12		Class II (Fall 2015)
Scott Wagner	Non-Industry/Independent	10/13/10		Class III (Fall 2016)
Jill Sommers	Non-Industry/Non-Independent	07/29/13		Class II (Fall 2015)

[1] Pursuant to the Exchange's Bylaws, directors in Class I will serve until the second annual election, directors in Class II will serve until the third annual election and directors in Class III will serve until the fourth annual election. The annual election is likely to occur each year in the Fall, though a date certain is not required under the Exchange's Bylaws. New directors elected from each Class will serve three-year terms.

Adam Nunes	Member Representative Director/Industry	07/29/13	Class I (Fall 2014)

3. Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, an Executive Committee, and such other committees as may be from time to time established by the Board. The Chairman, with the approval of the Board, shall appoint persons to sit on the standing committees of the Board, consistent with the Exchange's Bylaws. The Nominating Committee and Member Nominating Committee are not committees of the Board.

Compensation Committee

Name	Classification(s)
Peter Wallison (Chairman)	Non-Industry/Independent
Sandy Kemper	Non-Industry/Independent
Harry Temkin	Non-Industry/Independent

Audit Committee

Name	Classification(s)
Scott Wagner (Chairman)	Non-Industry/Independent
David Roscoe	Non-Industry/Independent
Chris Concannon	Member Representative/Industry

Regulatory Oversight Committee

Name	Classification(s)
Jill Sommers (Chairman)	Non-Industry/Non-Independent
Sandy Kemper	Non-Industry/Independent
Peter Wallison	Non-Industry/Independent

Appeals Committee

Name	Classification(s)
Brett Redfearn (Chairman)	Industry
James Selway	Member Representative/Industry
Scott Wagner	Non-Industry/Independent

Executive Committee

Name	Classification(s)
Joseph Ratterman (Chairman)	Industry
James Selway	Member Representative/Industry
Sandy Kemper	Non-Industry/Independent
David Roscoe	Non-Industry/Independent
Harry Temkin	Non-Industry/Independent
Adam Nunes	Member Representative/Industry

Nominating Committee

Name	Classification(s)
Benjamin Gould	Non-Industry
Alex Sadowski	Industry

Member Nominating Committee

Name	Classification(s)
Bailey Korell	Member Representative/Industry
Cameron Smith	Member Representative/Industry

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Abel/Noser Corp.	9/1/2010	One Battery Park Plaza 6th floor New York, NY 10004	646-432-4040	Member	Agency
ABN AMRO Clearing Chicago, LLC	10/1/2010	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8643	Member	Market Maker
Access Securities, LLC	11/15/2010	30 Buxton Farm Road Suite 300 Stamford, CT 06905	203-322-3377	Member	Agency
Albert Fried & Company, LLC	4/15/2011	45 Broadway 24th Floor New York, NY 10006	212-422-7282	Member	Agency
Algo Engineering, LLC	7/15/2011	7 World Trade Center 250 Greenwich Street New York, NY 10007	212-616-0190	Sponsored Participant	Proprietary
Allston Trading, LLC	10/1/2010	440 South LaSalle Street Suite 1200 Chicago, IL 60605	312-663-7174	Member	Proprietary
Alpine Securities Corporation	11/15/2010	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Member	Agency
Apex Clearing Corporation	6/5/2012	1700 Pacific Avenue Suite 1400 Dallas, TX 75201	214-765-1170	Member	Clearing Firm
Archipelago Securities LLC	9/1/2010	100 S. Wacker Drive Ste. 1800 Chicago, IL 60606	312-442-7046	Member	Exchange
Ascendiant Capital Markets, LLC	4/1/2011	18881 Von Karman 16th Floor Irvine, CA 92612	949-218-2486	Member	Agency
Athena Capital Research, LLC	10/20/2010	440 Ninth Avenue 11th Floor New York, NY 10001	212-931-9056	Sponsored Participant	Proprietary
ATM Execution LLC (formerly Cowen Capital, LLC)	3/15/2012	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1554	Member	Market Maker
Automated Trading Desk Financial Services, LLC	9/15/2010	11 Ewall Street Mount Pleasant, SC 29464	843-789-2166	Member	Proprietary
Avatar Securities, LLC	4/1/2011	19 West 24th Street 8th Floor New York, NY 10010	646-435-0167	Sponsored Participant	Proprietary
Barclays Capital, Inc.	10/1/2010	745 7th Avenue New York, NY 10019	212-412-2125	Member	Institutional
BATS Trading, Inc.	9/1/2010	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Member	Limited Routing Facility of BYX
Belvedere Trading, LLC	3/1/2012	10 S. Riverside Plaza #2100 Chicago, IL 60606	312-262-3420	Member	Proprietary
Bloomberg Tradebook, LLC	10/4/2010	1633 Broadway 48th Floor New York, NY 10019	212-617-1184	Member	Agency
Blue Fire Capital, LLC	10/8/2010	311 South Wacker Drive Suite 2000 Chicago, IL 60606	312-242-0504	Member	Proprietary
BMO Capital Markets Corp.	11/15/2010	3 Times Square New York, NY 10036	212-885-4045	Member	Agency
BNP Paribas Prime Brokerage, Inc.	12/3/2012	787 7th Avenue New York, NY 10019	917-472-4991	Member	Clearing Firm
BNP Paribas Securities Corp.	9/15/2010	787 Seventh Avenue New York, NY 10019	212-841-3676	Member	Proprietary
BTIG, LLC	11/15/2010	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2225	Member	Market Maker
C&C Trading, LLC	10/11/2010	111 Broadway Suite 808 New York, NY 10006	212-433-7589	Member	Proprietary
Canaccord Genuity, Inc.	10/1/2013	350 Madison Avenue New York, NY 10017	212-389-8156	Member	Market Maker
Canadian Imperial Holdings, Inc.	11/15/2010	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Sponsored Participant	Proprietary
CF Global Trading, LLC	1/3/2011	99 Park Avenue Suite 1710 New York, NY 10016	212-888-4673	Member	Market Maker
Chimera Securities, LLC	6/2/2014	225 Park Avenue South 17th Floor New York, NY 10003	646-597-6146	Member	Proprietary
Chopper Securities, LLC	5/16/2011	141 West Jackson Boulevard Suite 2201A Chicago, IL 60604	312-628-3530	Member	Proprietary
Chopper Trading, LLC	10/20/2010	141 West Jackson Boulevard Suite 2201A Chicago, IL 60604	312-628-3530	Sponsored Participant	Proprietary
CIBC World Markets Corp.	11/15/2010	425 Lexington Avenue New York, NY 10017	212-667-7030	Member	Proprietary
Citadel Securities, LLC	10/1/2010	131 South Dearborn Street 32nd Floor Chicago, IL 60603	312-756-4416	Member	Market Maker
Citigroup Global Markets, Inc.	12/15/2010	390-388 Greenwich Street New York, NY 10013	212-723-7700	Member	Full Service
CJS Securities, Inc.	3/15/2011	50 Main Street Suite 325 White Plains, NY 10606	914-287-7600	Member	Agency
Clearpool Execution Services, LLC	5/15/2014	17 State Street 38th Floor New York, NY 10004	212-531-8532	Member	Public Customer Business
CMT Fund XXV Limited	7/2/2012	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Sponsored Participant	Agency
CMT Trading, LLC	3/17/2014	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-612-6930	Member	Proprietary
Concept Capital Markets, LLC	3/15/2011	1010 Franklin Avenue Suite 303 Garden City, NY 11530	212-702-7198	Member	Agency
ConvergEx Execution Solutions, LLC (formerly BNY ConvergEx Execution Solutions, LLC)	9/1/2010	1633 Broadway 48th Floor New York, NY 10019	212-468-8466	Member	Full Service
ConvergEx Prime Services, LLC (formerly NorthPoint Trading Partners, LLC)	10/1/2010	30000 Mill Creek Avenue Suite 200 Alpharetta, GA 30022	678-405-4200	Member	Agency

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Cowen and Company, LLC	10/7/2010	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1623	Member	Market Maker
Credit Agricole Securities (USA), Inc.	10/5/2010	1301 Avenue of the Americas 13th Floor New York, NY 10019	212-261-3858	Member	Full Service
Credit Suisse Securities (USA), LLC	10/1/2010	11 Madison Avenue 24th Floor New York, NY 10010	212-538-6067	Member	Full Service
Cutler Group, LP	10/6/2010	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Member	Market Maker
Cuttone & Co., Inc.	10/1/2010	111 Broadway 10th Floor New York, NY 10006	646-943-5420	Member	Market Maker
DART Executions, LLC	10/1/2010	350 North Orleans Street Suite 2N Chicago, IL 60654	312-244-5408	Member	Proprietary
Dash Financial, LLC (formerly Electronic Brokerage Systems, LLC), LLC	7/2/2012	180 W. Adams Street 6th Floor Chicago, IL 60603	312-986-6210	Member	Market Maker
DE Route	10/4/2010	545 Washington Boulevard Jersey City, NJ 07310	212-479-2319	Member	ATS
Deutsche Bank Securities, Inc.	10/11/2010	60 Wall Street New York, NY 10005	212-250-7635	Member	Full Service
Direct Access Partners, LLC	11/1/2010	40 Wall Street 42nd Floor New York, NY 10005	212-850-8892	Member	Agency
Divine Capital Markets, LLC	11/1/2010	39 Broadway 36th Floor New York, NY 10006	212-344-5867	Member	Agency
Doft & Co., Inc.	11/15/2010	55 East 59th Street 12th Floor New York, NY 10022	212-421-5558	Member	Agency
DRW Securities, LLC	11/1/2010	540 West Madison Street Suite 2500 Chicago, IL 60661	312-542-3226	Member	Proprietary / Market Maker
Electronic Transaction Clearing, Inc.	9/1/2010	660 S. Figueroa Street Suite 1450 Los Angeles, CA 90017	213-402-1564	Member	Market Maker
Essex Radez, LLC	10/1/2010	440 South LaSalle Suite 1111 Chicago, IL 60605	312-212-1815	Member	Service Bureau
Flow Traders US, LLC	8/1/2012	1095 Avenue of the Americas 24th Floor, Suite B New York, NY 10036	917-210-5020	Member	Hedge Fund
FOG Equities, LLC	6/16/2014	440 S. LaSalle Suite 700 Chicago, IL 60605	312-663-2712	Member	Institutional
G1 Execution Services, LLC (formerly E*Trade Capital Markets, LLC)	12/1/2010	440 South LaSalle Suite 3030 Chicago, IL 60605	312-986-8232	Member	Market Maker
GB Trading, LLC	10/21/2010	40 Fulton Street 17th Floor New York, NY 10038	212-379-5634	Sponsored Participant	Agency
GB Trading, LLC	7/1/2011	40 Fulton Street 17th Floor New York, NY 10038	212-379-5634	Sponsored Participant	Agency
GDK, Inc.	1/3/2011	c/o ART Advisors, LLC 500 Park Avenue New York, NY 10022	212-303-6179	Member	Proprietary
Global American Investments, Inc.	2/15/2012	20277 Valley Boulevard Suite A Walnut, CA 91789	312-919-2831	Member	Retail
Global Execution Brokers, LP	10/5/2010	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	312-435-4167	Member	Institutional
Global Liquidity Partners, LLC.	5/15/2012	12 Broad Street Suite 201 Redbank, NJ 07701	773-459-4665	Sponsored Participant	Agency
Goldman Sachs & Co.	10/12/2010	200 West Street New York, NY 10282	212-357-4587	Member	Full Service
Goldman Sachs Execution & Clearing, LP	10/1/2010	200 West Street New York, NY 10282	212-357-7519	Member	Full Service
GTS Securities, LLC	7/1/2011	545 Madison Avenue 15th Floor New York, NY 10022	212-813-0870	Sponsored Participant	Proprietary
GTS Securities, LLC	5/1/2012	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2837	Member	Proprietary
HAP Trading, LLC	11/15/2010	33 Whitehall Street 6th Floor New York, NY 10004	212-380-5186	Member	Proprietary
HRT Financial, LLC	10/1/2010	32 Old Slip 30th Floor New York, NY 10005	212-293-1927	Member	Proprietary
IEX Services, LLC	10/1/2013	7 World Trade Center 30th Floor New York, NY 10007	646-568-2337	Member	ATS
IMC Chicago, LLC dba IMC Financial Markets	10/1/2010	233 South Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3320	Member	Proprietary
Industrial and Commercial Bank of China Financial Services, LLC	5/15/2014	1633 Broadway New York, NY 10019	212-300-8520	Member	Clearing Services
Instinet, LLC	9/1/2010	1095 Avenue of the Americas New York, NY 10036	212-310-4097	Member	Agency
Interactive Brokers, LLC	9/15/2010	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5870	Member	Full Service
ISTRA, LLC	12/15/2011	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Sponsored Participant	Proprietary
ITG Derivatives, LLC	11/15/2010	601 S. LaSalle Street Suite 300 Chicago, IL 60605	312-334-8042	Member	Market Maker
ITG, Inc.	10/1/2010	One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006	212-444-6259	Member	Agency
Jane Street Capital, LLC	11/15/2010	One New York Plaza New York, NY 10004	212-651-6060	Member	Agency / Proprietary
Jefferies Execution Services, Inc.	9/1/2010	520 Madison Avenue New York, NY 10022	646-805-5414	Member	Full Service

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Jefferies Investment Advisers	7/15/2011	520 Madison Avenue New York, NY 10022	212-323-3993	Sponsored Participant	Full Service
Jefferies, LLC (formerly Jefferies & Company, Inc.)	10/19/2010	520 Madison Avenue New York, NY 10022	212-323-3987	Member	Full Service
JNK Securities Corp.	11/15/2010	902 Broadway 20th Floor New York, NY 10010	212-885-6311	Member	Agency
JP Morgan Clearing Corp.	9/15/2010	383 Madison Avenue New York, NY 10179	212-272-6655	Member	Full Service
JP Morgan Securities, LLC	9/15/2010	383 Madison Avenue New York, NY 10179	212-622-5504	Member	Full Service
Juliet Group, LLC	3/1/2011	240 E. 35th Street #3A New York, NY 10016	646-360-0595	Sponsored Participant	Proprietary
Jump Trading, LLC	10/1/2010	600 West Chicago Avenue Suite 825 Chicago, IL 60654	312-930-9603	Member	Proprietary
JVB Financial, LLC (formerly C&Co/PrinceRidge, LLC; formerly The PrinceRidge Group, LLC)	11/15/2010	1633 Broadway 28th Floor New York, NY 10019	646-792-5601	Member	Proprietary
KCG Americas, LLC (formerly Knight Capital Americas, LLC; formerly Knight Execution & Clearing Services, LLC; formerly Knight Clearing Services, LLC)	10/14/2010	545 Washington Boulevard Jersey City, NJ 07310	201-356-4232	Member	Agency
Keefe Bruyette & Woods, Inc.	12/1/2010	787 7th Avenue New York, NY 10019	212-887-8965	Member	Agency
Kepler Capital Markets, Inc.	7/15/2013	600 Lexington Avenue 28th Floor New York, NY 10022	212-710-7625	Member	Agency
Kershner Securities, LLC	11/1/2010	1825-B Kramer Lane Suite 200 Austin, TX 78758	512-439-8140	Member	Proprietary
Key Banc Capital Markets, Inc.	11/15/2010	127 Public Square Cleveland, OH 44114	216-443-3978	Member	Agency
Keystone Trading Partners	2/1/2013	660 Narcisi Lane Wayne, PA 19018	918-407-3288	Member	Options Market Maker
L & R Trading, LLC	9/1/2011	61 Broadway Suite 2830 New York, NY 10006	212-433-7262	Member	Market Maker
Lampert Capital Markets, Inc.	2/18/2014	477 Madison Avenue Suite 230 New York, NY 10022	(646) 367-4660	Member	Introducing Broker
Latour Trading, LLC	10/1/2010	377 Broadway 10th Floor New York, NY 10013	917-388-8625	Member	Proprietary
LavaFlow, Inc.	9/15/2010	388 Greenwich Street 29th Floor New York, NY 10013	212-519-8965	Member	Agency
Lazard Capital Markets, LLC	11/15/2010	30 Rockefeller Plaza New York, NY 10020	212-632-2650	Member	Institutional
Leerink Partners, LLC (formerly Leerink Swann, LLC)	10/5/2010	1 Federal Street 37th Floor Boston, MA 02110	800-808-7525	Member	Agency
Legend Securities, Inc.	9/15/2010	45 Broadway 32nd Floor New York, NY 10006	212-344-5747	Member	Institutional
Lek Securities Corporation	10/1/2010	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Member	Agency
Letsgotrade, Inc dba Choicetrade	11/15/2010	197 State Route 18 Suite 3000 East Brunswick, NJ 08816	732-214-2660	Member	Retail
Lightspeed Trading, LLC	11/15/2010	1001 Avenue of the Americas 16th Floor New York, NY 10018	646-393-4814	Member	Proprietary
Lime Brokerage, LLC	10/1/2010	625 Broadway 12th Floor New York, NY 10012	212-219-6086	Member	Agency
Liquidnet, Inc.	9/15/2010	498 7th Avenue 12th Floor New York, NY 10018	646-660-8310	Member	Institutional
MB Trading	12/15/2010	1926 East Maple Avenue El Segundo, CA 90245	866-628-3001	Member	Retail / Agency
Merrill Lynch Pierce, Fenner & Smith, Incorporated	10/4/2010	One Bryant Park New York, NY 10036	212-449-6090	Member	Full Service
Merrill Lynch Professional Clearing Corp.	10/5/2010	One Bryant Park NY1-100-06-01 New York, NY 10036	312-260-5601	Member	Market Maker
MF Global, Inc.	10/19/2010	717 Fifth Avenue 9th Floor New York, NY 10022	312-261-7302	Member	Agency
Mismi, Inc.	11/15/2010	810 7th Avenue Suite 220 New York, NY 10019	646-839-6107	Member	ATS
Mitsubishi UFJ Securities (USA), Inc.	10/14/2010	1633 Broadway 29th Floor New York, NY 10019	212-782-4187	Member	Institutional / Agency
Mizuho Securities USA, Inc.	1/3/2011	320 Park Avenue 12th Floor New York, NY 10022	212-209-9338	Member	Agency
Montecito Advisors, Inc.	3/15/2011	2015 State Street Suite B Santa Barbara, CA 93105	805-682-1484	Member	Proprietary
Moors & Cabot, Inc.	4/2/2012	111 Devonshire Street Boston, MA 02109	617-314-0295	Member	Agency
Morgan Stanley & Co., LLC (formerly Morgan Stanley and Co. Incorporated)	9/1/2010	1585 Broadway New York, NY 10036	212-761-9324	Member	Full Service
MP Capital, LP	11/15/2010	1818 Market Street 18th Floor Philadelphia, PA 19103	917-748-7643	Member	Proprietary
Nasdaq Execution Services, LLC	9/1/2010	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5177	Member	Exchange
National Financial Services, LLC	10/4/2010	200 Seaport Boulevard Boston, MA 02210	201-915-8264	Member	Retail / Agency
Needham & Company, Inc.	10/1/2010	445 Park Avenue New York, NY 10022	212-371-8411	Member	Market Maker

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Newedge USA, LLC	10/21/2010	550 W. Jackson Boulevard Suite 500 Chicago, IL 60661	646-557-8387	Member	Full Service
Nomura Securities International, Inc.	10/1/2010	Worldwide Plaza 309 West 49th Street New York, NY 10019	212-667-9131	Member	Institutional
North Moore Trading, LLC	10/5/2010	377 Broadway 11th Floor New York, NY 10013	212-219-6063	Sponsored Participant	Proprietary
Northern Trust Securities, Inc.	10/5/2010	50 South LaSalle Street Chicago, IL 60603	312-630-6045	Member	Market Maker
Northland Securities, Inc.	12/15/2010	45 South 7th Street 20th Floor Minneapolis, MN 55402	612-851-5934	Member	Proprietary
OBD Securities, LLC	10/15/2012	150 N. Michigan Avenue Suite 3700 Chicago, IL 60601	312-768-1643	Member	Proprietary
OBEX Securities, LLC	5/2/2011	1865 Palmer Avenue Suite 208 Larchmont, NY 10538	914-833-1800	Member	Agency
Old Mission Capital, LLC	4/16/2012	314 West Superior Suite 200 Chicago, IL 60654	617-642-6120	Member	Proprietary
Oppenheimer & Co., Inc.	10/12/2010	85 Broad Street 22nd/24th Floor New York, NY 10004	212-668-8152	Member	Agency
OTA, LLC	10/7/2010	One Manhattanville Road Purchase, NY 10577	914-460-4071	Member	Institutional
PDQ ATS, Inc.	10/4/2010	2624 Patriot Boulevard Glenview, IL 60026	224-521-2494	Member	ATS
PEAK6 Capital Management, LLC	7/15/2011	141 W. Jackson Boulevard Chicago, IL 60604	312-362-2401	Sponsored Participant	Market Maker
Penserra Securities, LLC	10/6/2010	140 Broadway 26th Floor New York, NY 10005	212-607-3190	Member	Agency
Pershing, LLC	9/15/2010	One Pershing Place Jersey City, NJ 07399	201-413-2826	Member	Agency
Pinnacle Capital Marktes, LLC	12/1/2010	4700 Falls Neuse Suite 390 Raleigh, NC 27609	919-850-0888	Member	Agency
Piper Jaffray & Co.	11/15/2012	800 Nicollet Mall Minneapolis, MN 55402	612-303-2211	Member	Market Maker
Potamus Trading, LLC	4/15/2013	2 Seaport Lane 5th Floor Boston, MA 02210	617-855-8721	Member	Proprietary / Market Maker
Pragma Securities, LLC	11/1/2010	360 Park Avenue South 20th Floor New York, NY 10010	212-617-9781	Member	Institutional / Agency
Quantex Clearing, LLC	12/27/2011	70 Hudson Street Hoboken, NJ 07030	646-214-5608	Member	Clearing Firm
Quantlab Securities, LP	11/1/2010	4200 Montrose Boulevard Suite 200 Houston, TX 77006	713-333-3704	Member	Proprietary
Quiet Light Securities, LLC	1/3/2011	141 W. Jackson Boulevard Suite 202A Chicago, IL 60604	312-229-4195	Member	Proprietary
Raven Securities Corp.	11/15/2010	Accounting & Compliance International 40 Wall Street, 17th Floor New York, NY 10005	212-952-0634	Member	Agency
RBC Capital Markets, LLC (formerly RBC Capital Markets Corporation)	10/14/2010	3 World Financial Center 200 Vesey Street New York, NY 10281	612-373-1680	Member	Market Maker
Redburn (USA), LLC (formerly Redburn Partners (USA), LP)	11/15/2010	565 Fifth Avenue 26th Floor New York, NY 10017	212-803-7303	Member	Agency
RGM Securities, LLC	10/1/2010	221 West 6th Street Suite 2030 Austin, TX 78701	512-807-5302	Member	Proprietary
River Cross Securities, LLLP	10/5/2010	401 City Avenue Suite 912 Bala Cynwyd, PA 19004	610-747-2333	Member	ATS
Robert W. Baird & Co. Incorporated	1/3/2011	777 East Wisconsin Avenue Milwaukee, WI 53202	414-765-3910	Member	Market Maker
Ronin Capital, LLC	11/15/2010	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Sponsored Participant	Proprietary / Market Maker
Rosenblatt Securities, Inc.	10/6/2010	20 Broad Street 26th Floor New York, NY 10005	212-943-5225	Member	Agency
RW Pressprich & Co.	11/15/2010	4521 Fifth Avenue New York, NY 10018	212-832-6254	Member	Agency
Sanford C. Bernstein & Co, LLC	10/21/2010	1345 Ave of the Americas New York, NY 10105	212-823-2896	Member	Agency
Santander Investment Securities, Inc.	1/3/2011	45 East 53rd Street New York, NY 10022	212-350-3659	Member	Institutional
Scotia Capital (USA), Inc.	9/15/2010	1 Liberty Plaza 165 Broadway New York, NY 10006	212-225-6705	Member	Institutional
Scottrade, Inc.	11/15/2010	12800 Corporate Hill Drive St. Louis, MO 63131	314-965-1555 x.6402	Member	Retail
Scout Trading, LLC	9/1/2010	12 E. 49th Street Suite 1206 New York, NY 10017	646-783-7001	Member	Proprietary
Seven Points Capital, LLC	12/15/2010	805 Third Avenue 15th Floor New York, NY 10022	212-760-0760	Member	Agency
SG Americas Securities, LLC	11/15/2011	245 Park Avenue New York, NY 10167	212-278-5232	Member	Proprietary
Solowey & Co.	9/1/2010	6801 SW 101 Street Miami, FL 33156	305-668-3389	Member	Market Maker
Southwest Securities, Inc.	9/1/2010	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-5125	Member	Clearing Firm
Spire Europe Limited	8/1/2011	40 Queen Street 1st Floor London, UK EC4R 1DD	917-388-8607	Sponsored Participant	Proprietary

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Spire Master Fund, Ltd.	10/5/2010	73 Front Street Hamilton Bermuda HMCX	212-219-6063	Sponsored Participant	Hedge Fund
Spire X Trading, LLC	4/1/2013	377 Broadway 11th Floor New York, NY 10013	917-388-8625	Sponsored Participant	Proprietary
State Street Global Markets, LLC	3/15/2011	State Street Financial Center One Lincoln Street Boston, MA 02111	617-664-4809	Member	Full Service
Stock USA Execution Services, Inc.	10/14/2010	1717 Route 6 Suite 102 Carmel, NY 10542	845-531-2631	Member	Agency
Sun Trading, LLC	10/1/2010	100 South Wacker Suite 300 Chicago, IL 60606	312-924-4751	Member	Proprietary
Sungard Brokerage & Securities Services, LLC (formerly Assent, LLC)	10/1/2010	2100 Enterprise Avenue Geneva, IL 60134	201-356-1488	Member	Agency
Susquehanna Capital Group	10/5/2010	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2996	Member	Institutional / Agency
Susquehanna Financial Group, LLLP	10/5/2010	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2999	Member	Institutional / Agency
TD Ameritrade Clearing, Inc.	5/3/2011	200 South 108th Avenue Omaha, NE 68154	402-970-5271	Member	Agency
Tewksbury Investment Fund, Ltd.	11/15/2010	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Sponsored Participant	Proprietary
Tewksbury Investment Fund, Ltd.	7/1/2011	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Sponsored Participant	Proprietary
Themis Trading, LLC	10/1/2010	10 Town Square Suite 100 Chatham, NJ 07928	866-384-3647	Member	Agency
Think Trade, LLC	10/20/2010	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Sponsored Participant	Proprietary
Track Data Securities Corporation	9/15/2010	1122 Coney Island Avenue Brooklyn, NY 11230	718-923-3091	Member	ATS
Tradebot Systems, Inc.	9/1/2010	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6403	Member	Proprietary
TradeKing, LLC (formerly Kane Reid Securities Group, Inc. dba TradeKing)	11/15/2010	888 E. Las Olas Boulevard Suite 300 Fort Lauderdale, FL 33301	561-271-9290	Member	Agency
TradeStation Securities, Inc.	9/1/2010	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7856	Member	Market Maker
Tudor Pickering Holt & Co. Securities, Inc.	10/17/2011	1111 Bagby Suite 4900 Houston, TX 77002	713-333-2976	Member	Agency
Two Sigma Securities, LLC	10/5/2010	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Member	Proprietary
UBS Securities, LLC	10/1/2010	1285 Avenue of the Americas New York, NY 10019	203-719-3275	Member	Full Service
Viewtrade Securities, Inc.	11/15/2010	7280 W. Palmetto Park Road Suite 105 Boca Raton, FL 33433	561-620-0306	Member	Agency
Virtu Financial BD, LLC	10/7/2010	645 Madison Avenue 16th Floor New York, NY 10022	212-418-0118	Member	Proprietary
Virtu Financial Capital Markets, LLC (formerly EWT, LLC)	9/1/2010	307 Camp Craft Road West Lake Hills, TX 78746	310-651-9757	Member	Proprietary
Vision Financial Markets, LLC	11/15/2010	4 High Ridge Park Suite 100 Stamford, CT 06905	203-388-2675	Member	Retail
Wall Street Access	10/17/2011	17 Battery Place 11th Floor New York, NY 10004	212-232-5602	Member	Agency
Walleye Trading, LLC	11/15/2010	2800 Niagara Lane North Plymouth, MN 55447	952-345-5226	Member	Market Maker
Wedbush Securities, Inc.	9/1/2010	1000 Wilshire Boulevard #900 Business Conduct Los Angeles, CA 90017	213-688-4575	Member	Market Maker
Weeden & Co, LP	10/19/2010	145 Mason Street Greenwich, CT 06830	203-861-7600	Member	Full Service
Wells Fargo Prime Services, LLC (formerly Merlin Securities, LLC)	5/16/2011	45 Fremont Street 30th Floor San Francisco, CA 94105	415-848-4056	Member	Market Maker
Wells Fargo Securities, LLC	10/11/2010	550 South Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	212-214-6458	Member	Agency
Western International Securities, Inc.	11/15/2010	70 South Lake Avenue 7th Floor Pasadena, CA 91101	626-710-3110	Member	Market Maker
White Bay PT, LLC	7/16/2012	2 Rector Street 16th Floor New York, NY 10006	646-651-4380	Member	Proprietary
WhoTrades, Inc.	8/15/2013	17 State Street 7th Floor New York, NY 10004	646-346-1000	Member	Retail
Wolverine Execution Services LLC	10/19/2010	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3736	Member	Market Maker
WR Hambrecht & Co., LLC	10/6/2010	909 Montgomery Street 3rd Floor San Francisco, CA 94133	415-551-8642	Member	Online Discount Brokerage Firm
Xambala Capital, LLC	2/15/2012	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Member	Proprietary
Xambala Capital, LLC	12/18/2012	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Sponsored Participant	Proprietary
XR Securities, LLC	11/15/2010	550 W. Jackson Boulevard Suite #1000 Chicago, IL 60661	312-244-4672	Member	Proprietary

From: (913) 815-7128
BUFFEE GILLIHAN
BATS EXCHANGE, INC.
8050 MARSHALL DRIVE
STE 120
LENEXA, KS 66214

Origin ID: IXDA



Ship Date: 07AUG14
ActWgt: 0.3 LB
CAD: 8863864/INET3550

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SHIP TO: (913) 815-7000 BILL SENDER
Chris Grobbel
SEC, Div. of Trading and Markets
100 F St, NE Mail Stop 6628

WASHINGTON, DC 20549

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FRI - 08 AUG AA
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TRK# 7707 8560 2768
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XC YKNA

20549
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U.S. SECURITIES AND EXCHANGE COMMISSION
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